Exhibit to 14A

Aquila, Inc.

Investor Q&A

Process Questions

Q1:	Why did Aquila decide to explore a potential sale of the company at this time?
A1:

Simply put, the timing was right. For starters, as we executed on our repositioning plan and strengthened Aquila’s financial condition over the past few years, we were approached a number of times about the possibility of a strategic transaction. Given our September 2005 announcement of the sale of four utility operations and our need to effectively deploy those sale proceeds, the board felt it would be appropriate to conduct a strategic review of our operations and consider alternatives to our stand-alone plan that may provide greater shareholder value. In doing so, we compared the company’s baseline stand-alone plan against other alternatives, such as a potential business combination or additional asset sales. Through this strategic review, the board determined that shareholder value would most likely be maximized through a sale of the company.

Q2:	Did Aquila consider selling its gas operations as an alternative to pursuing a sale of the company?
A2:

For purposes of governance and economies of scale, we – like other multi-state utilities – have centralized our customer service activities (e.g., billing, credit, collections, call centers, and field resource dispatch), the generation dispatch functions, and the operation of our transmission system. Numerous corporate functions (e.g., accounting, finance, human resources, and legal) are also highly centralized. The underlying systems for these centralized functions were designed to support over one million customers and thousands of employees. For example, if we were to sell everything except our Missouri electric operations, our customer count would drop from more than 900,000 customers to approximately 300,000 customers, and the number of employees would be significantly reduced. However, the investment in the underlying systems would be the same, which means that 100% of these overhead costs would be assigned to the Missouri operations. Given this dramatic reduction in scale, it would be unrealistic to assume that we would be permitted to recover 100% of these costs and, therefore, this option was not viewed as a feasible way to maximize shareholder value. In addition, there would not be an economical way to make use of that magnitude of asset sale proceeds.

Q3:	When did the company begin its strategic review?
A3:

We began our strategic review process in the fall of 2005. We, together with our financial advisors, continued to refine the company’s strategic plan and underlying financial models throughout 2006. For example, we updated our stand-alone analysis as part of our normal quarterly process and when we concluded our annual budgeting process in the fall of 2006.

Q4:	Had Aquila worked with Blackstone, Lehman Brothers or Evercore before?
A4:

Yes. Most recently, we worked with Blackstone and Lehman Brothers in connection with the sale of our Michigan, Minnesota and Missouri gas operations and Kansas electric operations. Having worked closely with Blackstone and Lehman Brothers in those and other prior transactions, management knew first hand of their competencies and expertise in the utility sector, and of their familiarity with our operations and issues. Evercore has acted as the financial advisor to our independent directors since 2002, having provided advice to the independent directors on numerous aspects of our strategic restructuring transactions (including our liability management plans, asset sales and now, merger).

Q5:	How many potential buyers did Aquila contact as part of its sale process?
A5:

In May 2006, the company’s financial advisors recommended and we were authorized to approach nine parties identified as potential buyers. In determining which parties to contact, the company and its financial advisors considered, among other things, the “logical” potential bidders (in terms of operational synergies, financial wherewithal, M&A capability, etc.) and the parties that expressed an interest previously in acquiring all or portions of the company. The nine parties included seven strategic parties and two financial parties.

Q6:	How many contacted parties signed confidentiality agreements?
A6:

Seven (five strategic and two financial) of the nine parties contacted signed confidentiality agreements. The two other parties contacted declined to participate in the process, citing (i) in one case, an unwillingness to participate in an auction process and a view that delivering a premium to the then-current share price of approximately $4.20 could be challenging, and (ii) in the other case, an interest only in a subset of our regulated operations. Of the seven parties that signed confidentiality agreements, six were provided with confidential marketing materials, including the company’s financial projections. The seventh party elected not to continue in the process.

Q7:	How many parties submitted indicative bids, and what were the indicative price ranges?
A7:

Five parties submitted non-binding indicative bids in July 2006. Each indication of interest was conditional upon further due diligence and the confirmation of certain assumptions made by the party submitting the indication of interest. An overview of the indicative bids follows:

Indicative Bidder	Description of Participant	Indicative Bid Range per Aquila Share	Form of Consideration
A	Financial party partnering with a Strategic party	$4.50 - $5.00	100% cash
B	Strategic party*	$4.50 - $4.95	100% stock
C	Strategic party	$4.50	100% cash
D	Strategic party**	$4.15 - $4.60	100% stock (potential 20% cash option)
E	Great Plains / Black Hills	$4.15 - $4.60	60% stock / 40% cash

*	This bidder subsequently indicated it would partner with another strategic party, which would acquire the company’s gas operations.
**	This bidder subsequently partnered with another strategic party, which was to acquire the company’s gas operations.

Q8:	How many bidders were invited to submit final proposals in the “second” round of the process?
A8:

Each of the five parties that submitted a non-binding indication of interest was invited to conduct detailed due diligence and to submit a definitive offer in the “second” round of the sale process. In late August or early September, our management made presentations about the company to four of the five parties participating in the second round of the process. The fifth participant declined an invitation to receive a management presentation.

Q9:	How many participants in the sale process submitted final bids?
A9:

Of the five participants invited into the second round, only one bidder group (the Great Plains-Black Hills bidder consortium) submitted an offer in late November. It was non-binding and contingent on the company entering into exclusive negotiations to finalize the commercial terms of definitive agreements. Reasons cited by the parties for not submitting final bids, based on conversations between those parties and the company’s financial advisors, include:

Indicative Bidder	Month of Withdrawal (2006)	Reasons Cited
A	September	Prioritized other foreign and domestic opportunities (including previously-announced transactions)
B	October	Indicated a willingness to proceed only if granted exclusivity and at a price reflecting an approximately 20% discount to our then current share price
C	October	Cited concerns about the size of the transaction and potential regulatory issues
D	November	Cited regulatory and other considerations

Q10:	Did the company ever enter into exclusive negotiations with any of the bidders?
A10:

Yes. One of the conditions of the Great Plains-Black Hills proposal was that we agree to negotiate exclusively with them. On December 8, 2006, after receiving detailed presentations regarding the status of the sale process and terms of the bid received from Great Plains and Black Hills, the board authorized the company to enter into exclusive negotiations with Great Plains and Black Hills in pursuit of a sale of the company.

Q11:	Throughout the sale process, did any other parties contact Aquila or its advisors regarding a potential business combination?
A11:

No. At no point during the process did Aquila or its advisors receive any credible, unsolicited expressions of interest (that is, legitimate proposals from companies with sufficient balance sheet capacity, utility experience or M&A experience), even though reports of a potential sale of the company existed in the marketplace. For example, articles reported during the process include:

•	July 2006: Power Finance and Risk reported the company had put itself up for sale;
•	July 2006: Reuters reported on the Power Finance and Risk article, and the Reuters article was subsequently picked up by other sources, such as The Energy Daily and the Kansas City Star;
•	July 2006: The Australian Financial Review reported that Aquila was for sale and that Australian companies were likely bidders;
•	July 2006: The Kansas City Star reported on the market speculation surrounding the company having reportedly put itself up for sale;
•	July 2006: The Deal listed the company in its “New on the Block” section, which tracks companies that have (or reportedly have) put themselves up for sale;
•	July 2006: Corporate Finance Weekly reported the company had launched a sales process and hoped to “hook” a buyer in the $5.00 -$5.50 per share range; and
•	November 2006: Financial Times reported the company was evaluating bids for a potential sale of the company.

Q12:	Did Aquila confirm or deny these reports?
A12:

Like many companies, our long-standing policy has been, and continues to be, to not comment on speculation regarding the company’s future. For obvious reasons, we maintained this policy during the sale process.

Q13:	How involved was the Aquila board of directors in the sale process?
A13:

From day one, the board was very involved in the events that occurred throughout the period leading to the merger announcement. The process was discussed at every regularly-scheduled board meeting, and between October 2006 and February 6, 2007, the board held eight special meetings solely to discuss the sale. The board also received email and voicemail updates periodically from management throughout the process, particularly as significant events occurred (such as the withdrawal of a bidder or events that could impact the company’s stand-alone value).

Q14:	Did the board receive any fairness opinions before approving the merger?
A14:

Yes. Before unanimously approving the merger on February 6, 2007, the board received opinions from Blackstone and Lehman Brothers, and the independent members of our board received an opinion from Evercore, to the effect that, as of February 6, 2007, based upon the assumptions and other qualifications contained in their opinions, the consideration to be received by the company’s shareholders in the merger was fair from a financial point of view.

Q15:	How much is Aquila paying its financial advisors?
A15:

Based upon the transaction value calculated as of the signing date, we have agreed to pay each of Blackstone and Lehman Brothers an estimated $11.3 million success fee, 20% of which was payable upon announcement of the merger, 20% of which is payable upon receipt of Aquila shareholder approval, and 60% of which is payable upon closing of the merger. We have agreed to pay Evercore $3.3 million, $1.5 million of which was paid upon the issuance of a fairness opinion to the independent members of our board of directors and the balance of which is payable upon the closing of the merger. We will also reimburse the advisors for customary out-of-pocket expenses, such as travel costs and legal fees.

Q16:	Why did the board accept the Great Plains offer?
A16:

The members of our board of directors considered a variety of factors before unanimously voting to accept the Great Plains offer. Key factors that supported the board’s decision to approve the offer included:

•	the board’s familiarity with our historic financial condition and results of operations and the risks associated with us continuing to operate as a stand-alone public company;

•	the nature and results of the extensive sale process conducted with the assistance of Blackstone and Lehman Brothers;

•

the financial analyses presented to the board by Blackstone, Lehman Brothers, and Evercore and described in Annexes A, B and C and the opinions, each dated the date of the merger agreement, rendered by Blackstone and Lehman Brothers to the board of directors and by Evercore to the independent members of the board of directors that, as of that date and based on and subject to the respective assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as described in each opinion, in the case of Blackstone and Evercore, the consideration to be received by the holders of Aquila common stock in the proposed merger is fair, from a financial point of view, to such holders and, in the case of Lehman Brothers, the consideration to be offered to the stockholders of Aquila in the proposed merger is fair to such stockholders;

•

the board’s determination, after considering the advice of the three financial advisors, that the value realizable by our stockholders from the Great Plains offer is likely to be meaningfully greater than the value of Aquila based on its stand-alone plan;

•	the expected business, operations, management, financial condition, competitive position, earnings and cash flows of the combined Great Plains/Aquila following the merger;

•

the opportunity that our shareholders will have, as a group, to own a significant interest in the combined Great Plains/Aquila and, therefore, to benefit from the synergies resulting from the proposed merger and as shareholders of the combined Great Plains/Aquila with stronger credit metrics, greater earnings per share growth and greater scale than Aquila on a stand-alone basis;

•	the opportunity our shareholders will have to receive the benefit of Great Plains’ quarterly dividend (currently $0.415 per share); and

•	except for the cross-conditionality of the merger and the Black Hills asset sales, the terms of the transactions are generally consistent with the terms of comparable utility transactions.

The board also considered a variety of risks and other potentially negative factors concerning the Great Plains offer including:

•

the merger consideration does not offer our shareholders a premium over, and reflected a discount to, the price at which Aquila’s common stock had been trading during the months prior to the signing of the announced transaction agreements;

•	the exchange ratio under the merger agreement with Great Plains does not allow for adjustments if the trading price of Great Plains’ common stock decreases prior to the closing of the proposed merger;

•

the effect of there being two separate transactions (i.e., the proposed asset sale to Black Hills and the proposed merger with Great Plains), which is to increase the uncertainty of closing because the material adverse effect and the correctness of representations and warranties will be measured for purposes of the closing conditions against each of (i) the assets to be sold to Black Hills and (ii) Aquila after giving effect to the Black Hills asset sales, rather than against Aquila without giving effect to the asset sale to Black Hills; and

•

the fact that the parties would not be required to close the transactions if terms and conditions imposed by regulatory orders would have a material adverse effect on any of Great Plains, Aquila (after giving effect to the asset sale to Black Hills), or the assets proposed to be sold to Black Hills.

Additional information on the transaction rationale and factors considered by our board will be included in the merger proxy statement.

Contractual Questions

Q17:	What is the break-up fee in this transaction?
A17:	The break-up fee is $45 million.

Q18:	Can Aquila terminate the transactions simply by paying the break-up fee?
A18:

No, we cannot simply pay the break-up fee and terminate the merger. However, we can terminate the transactions prior to receiving shareholder approval to accept an unsolicited superior proposal submitted by a third party after giving Great Plains an opportunity to match the terms of the third-party proposal and paying the break-up fee.

Q19:	Would Aquila consider moving forward only with the Black Hills transaction?
A19:

No. We have entered into binding agreements with Great Plains and Black Hills, and we’re obligated to pursue both transactions. Moreover, as described above, we do not believe a sale of our gas operations, independent of the merger, maximizes shareholder value.

Q20:

If a party is willing to pay more for the Missouri electric operations and is willing to pay the break-up fee, could that party step into Great Plains’ position and partner with Black Hills to complete the announced transaction at a higher price?

A20:

No. We have entered into binding agreements with both Great Plains and Black Hills, and under those agreements, a third party cannot simply step into Great Plains’ position. As described above, we can terminate the announced transactions prior to receiving shareholder approval to accept an unsolicited, superior proposal submitted by a third party, but only after giving Great Plains an opportunity to match the terms of the third-party proposal and paying the break-up fee.

Financial Questions

Q21:	What were the key assumptions made by your financial advisors in rendering fairness opinions?
A21:

The fairness analysis of Blackstone, Lehman Brothers and Evercore will be described in detail in our merger proxy statement. At our request, however, the financial advisors have prepared drafts of the information they will be required to provide for our merger proxy statement with respect of their fairness opinions. The materials prepared by Blackstone, Lehman Brothers and Evercore are attached hereto as Annexes A, B and C, respectively.

Q22:	I’ve heard references to an “undisturbed” Aquila share price. What is the definition of “undisturbed” share price in this context and how was that share price derived?
A22:

The definition and derivation of “undisturbed” share price is discussed beginning on pages A-6 and B-5 of the attached Blackstone and Lehman Brothers materials, respectively. However, as indicated in these materials, this information should be taken within the context of the entire report prepared by each advisor.

Q23:	When deriving the stand-alone value of Aquila, what were the discount rates used by the advisors with respect to Aquila’s debt, equity and net operating losses?
A23:

The discount rates used for the various analyses are identified and discussed in the attached Blackstone, Lehman Brothers and Evercore materials. However, as indicated in these materials, this information should be taken within the context of the entire report prepared by each advisor.

Q24:	When deriving the stand-alone value of Aquila on a discounted cash flow basis, what “terminal value EBITDA multiples” were used by the financial advisors?
A24:

The “terminal value EBITDA multiples” are identified and discussed beginning on page A-13 of the attached Blackstone materials, page B-10 of the attached Lehman Brothers materials, and page C-8 of the attached Evercore materials. However, as indicated in these materials, this information should be taken within the context of the entire report prepared by each advisor.

Q25:	How does the announced sale price compare on a multiple of EBITDA, EBIT, and Net Plant?
A25:

The sale price as a multiple of EBITDA, EBIT and Net Plant is identified and discussed in the attached Blackstone, Lehman Brothers and Evercore materials. However, as indicated in these materials, this information should be taken within the context of the entire report prepared by each advisor.

Q26:	What were the EBITDA projections used by the financial advisors to derive stand-alone value?

A26:

The EBITDA projections used by the financial advisors to arrive at Aquila’s stand-alone value were based upon the Company’s annual budget prepared as of December 8, 2006. See the following information:

Q27:	What were the capital expenditure assumptions used by the financial advisors to derive Aquila’s stand-alone value?
A27:

The capital expenditure projections used by the financial advisors to derive Aquila’s stand-alone value were based upon the Company’s annual budget prepared as of December 8, 2006. See the following information:

Q28:	Please provide an overview of the company’s forecast NOLs, giving effect to the Black Hills asset sales.
A28:	See the following information:

Q29:	Is the calculation of the EBITDA, EBIT and Net Plant multiples affected by onetime or extraordinary revenues or expenses?
A29:

The timing of the rate case results is a major driver impacting annual EBITDA projections. In turn, the timing of these rate case filings is driven by major capital expenditures and the resultant in-service dates. The increase from 2006 to 2008 includes full year rate relief from the pending Missouri rate case and a full year impact of a Missouri fuel adjustment clause. Rate relief from cases filed in our gas jurisdictions also contributes to the increased EBITDA in 2008. [See our March 1, 2007 investor presentation for more detailed EBITDA guidance.] The increase in EBITDA from 2008 to 2009 reflects projected rate relief from environmental capital investments made in the

Missouri generation facilities. The projections also assume the Iatan 2 power plant will be in service in mid 2010, with partial year rate relief in 2010 and full-year rate relief in 2011. Rate case results in our St. Joseph Light & Power electric territory and the gas properties drive the projected increase from 2011 to 2012.

Q30:	What are Aquila’s earnings and capital expenditures forecasts for the operations being purchased by Great Plains and Black Hills?
A30:	See the following information:

*     ****

Special Note Regarding Forward-Looking Statements

This material contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include forecasts and estimates of our anticipated future financial and operating performance and results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained in or referred to in the Current Reports on Form 8-K and the most recent quarterly report on Form 10-Q or annual report on Form 10-K filed with the Securities and Exchange Commission ("SEC") by Aquila, which are available online or from the company as described in “Additional Information and Where to Find It” below.

We periodically provide limited guidance to investors concerning our expected financial performance, but Aquila does not as a matter of course make public projections as to its future revenues, earnings or other results. However, in the course of our discussions with Great Plains leading up to the execution of the merger agreement, we provided to our financial advisors, Great Plains, Black Hills and representatives of Great Plains and Black Hills certain non-public, financial projections prepared by our management for internal planning and budgeting purposes. While the financial projections were prepared in good faith by our management at the time the projections were prepared, no assurance can be given regarding future events or the accuracy of these projections. Therefore, the financial projections contained in this material cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such. Moreover, the financial projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements. The financial projections are not historical fact and should not be relied upon as being necessarily indicative of future results. In light of the foregoing, as well as the uncertainties inherent in any financial projections, investors are expressly cautioned not to rely on these financial projections.

Significant assumptions underlying our financial projections disclosed in this Q&A include:

o	capital investment drives our increased earnings over the forecast period;
o	rate cases are planned around expected in-service dates for significant plant additions;
o	a full fuel adjustment clause is received in our pending Missouri rate case;
o	3% annual inflation rate assumed;
o	customer growth various by jurisdiction, averaging 2-2.5%;
o	our South Harper litigation is resolved favorably;
o	our Crossroads plant continues to be “held for use” during the forecast period;
o	we earn our authorized rates of return in each of our regulatory jurisdictions;
o	pending litigation resolved within reserve balances;
o	our NOLs are utilized on a stand-alone basis by 2013;
o	we do not pay any dividends during the forecast periods; and
o	normal weather in the forecast periods.

The assumptions underlying the financial projections disclosed in this Q&A involve judgments with respect to, among other things, future regulatory, economic and financial market conditions. In any event, these assumptions may not be realized and are inherently subject to significant uncertainties, all of which are difficult to predict and many of which are beyond our control and will be beyond the control of the combined company after the merger. In addition, the financial projections represent our own evaluation of its future financial performance on a stand-alone basis, and without reference to transaction-related costs or benefits.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the merger of Aquila and a subsidiary of Great Plains Energy Incorporated, Great Plains intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains and Aquila. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND AQUILA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS, AQUILA AND THE MERGER. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains or Aquila with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains by directing a request to Great Plains at: Great Plains Energy Incorporated, 1201 Walnut, Kansas City, MO, 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by us by directing a request to us at: Aquila, Inc., 20 West Ninth Street, Kansas City, MO, 64105, Attn: Investor Relations.

Participants in Proxy Solicitation

Great Plains, Aquila and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains and their ownership of Great Plains common stock is set forth in Great Plains’ Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on February 27, 2007, and the proxy statement for Great Plains’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2006. Information regarding our directors and executive officers and their ownership of Aquila common stock is set forth in Aquila’s Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and the proxy statement for Aquila’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2006. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains, Aquila and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

ANNEX A

Opinion of The Blackstone Group L.P.

Blackstone has acted as one of Aquila’s financial advisors in connection with the proposed merger. Aquila selected Blackstone based on Blackstone’s experience, reputation and familiarity with Aquila’s business. Blackstone is an internationally recognized financial advisory firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

At the February 6, 2007 meeting at which the board of directors of Aquila considered the proposed transactions, Blackstone delivered an oral opinion to Aquila’s board of directors, which was subsequently confirmed in a written opinion dated February 6, 2007, that, as of February 6, 2007 and based upon and subject to the qualifications set forth in the written opinion, the 0.0856 of a share of Great Plains common stock and $1.80 in cash, which is referred to herein as the Consideration, to be received by the holders of Aquila common stock for each outstanding share of Aquila common stock in the proposed merger is fair, from a financial point of view, to such holders.

The full text of Blackstone’s written opinion, dated February 6, 2007, to Aquila’s board of directors, is attached as Exhibit 1 to this Annex A and is incorporated herein by reference. The opinion sets forth the assumptions made, and limitations and qualifications on the scope of review undertaken, by Blackstone. Aquila stockholders are urged to read this opinion in its entirety. Blackstone’s opinion is addressed to Aquila’s board of directors and relates only to the fairness, from a financial point of view, to the holders of Aquila’s common stock of the consideration to be received in the proposed merger. Blackstone’s opinion does not constitute a recommendation as to how any holder of Aquila common stock should vote or act with respect to the transaction or any other matter. The summary of Blackstone’s opinion set forth below is qualified in its entirety by reference to the full text of Blackstone’s opinion.

In arriving at its opinion, Blackstone, among other things:

•	reviewed certain publicly available information concerning the business, financial condition and operations of Aquila and Great Plains that Blackstone believed to be relevant to its inquiry;
•	reviewed certain internal information concerning the business, financial condition and operations of Aquila and Great Plains that Blackstone believed to be relevant to its inquiry;
•	reviewed certain internal financial analyses, estimates and forecasts relating to Aquila and Great Plains prepared and furnished to Blackstone by the management of Aquila and Great Plains;
•	reviewed the publicly reported historical prices and trading activity for Great Plains common stock and Aquila common stock;
•	reviewed the Merger Agreement;
•	reviewed the Asset Purchase Agreement, Partnership Interests Purchase Agreement and related financing commitments for the Asset Transfer Transactions;

•

held discussions with members of senior management of Aquila and Great Plains concerning Aquila’s and Great Plains’ business, operating environment, financial condition, prospects and strategic objectives;

•

reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses that Blackstone believed to be generally comparable to those of Aquila and Great Plains;

•	compared the financial terms of the proposed merger with the publicly available financial terms of certain other transactions that Blackstone believed to be generally relevant;
•	performed discounted cash flow analyses utilizing pro forma financial information prepared by Aquila and Great Plains;
•	discussed with management of Aquila and Great Plains the strategic rationale for the proposed merger and expected financial and operational benefits of the proposed merger;
•	reviewed the potential pro forma impact of the proposed merger;
•	participated in certain discussions and negotiations among representatives of Aquila and Great Plains and their financial and legal advisors;
•	conducted such other financial studies and analyses, and considered such other information as Blackstone deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, Blackstone relied, without independent verification, upon the accuracy and completeness of all financial and other information that was available from public sources and all projections and other information provided to Blackstone by Aquila and Great Plains or otherwise reviewed by or for Blackstone. Blackstone assumed that the financial and other projections and pro forma financial information prepared by Aquila and Great Plains and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, were reasonably prepared and represented management’s best estimates and judgments as of the date of their preparation. Blackstone expressed no view as to such analyses or forecasts or the assumptions on which they were based. Blackstone further relied upon the assurances of the management of Aquila and Great Plains that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

Blackstone did not make an independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of Aquila or Great Plains, or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Aquila or Great Plains, or any of their respective subsidiaries, furnished to Blackstone. Blackstone further relied, without assuming responsibility for independent verification, upon the views of the management of Aquila and Great Plains relating to the strategic, financial and operational benefits and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the proposed merger. Blackstone assumed that the consummation of the proposed merger would be effected in accordance with the terms and conditions of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement material to Blackstone’s analyses and that, in the course of obtaining the necessary regulatory or third party approvals, agreements or consents for the proposed merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Aquila or Great Plains or the contemplated benefits of the proposed merger material to Blackstone’s analyses.

Blackstone’s opinion addresses only the fairness, from a financial point of view, to the holders of Aquila common stock of the Consideration to be received by such holders in the proposed merger and does not address any other aspect or implication of the proposed merger or any other agreement, arrangement or understanding entered into in connection with the proposed merger or otherwise. Blackstone’s opinion expresses no opinion as to what the value of shares of Great Plains common stock will be when issued to holders of Aquila common stock pursuant to the proposed merger or the prices at which shares of Great Plains common stock will trade at any time. Blackstone’s opinion expresses no opinion with respect to the Asset Transfer Transactions.

Blackstone’s opinion does not address the relative merits of the proposed merger as compared to other business strategies or transactions that might be available to Aquila or Aquila’s underlying business decision to effect the proposed merger.

Blackstone’s opinion was necessarily based upon information that was made available to Blackstone as of the date of its opinion, and on market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion only. Blackstone assumed no responsibility to update or revise its opinion based on circumstances or events occurring after the date of the opinion.

In preparing its opinion, Blackstone performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is complex and is not readily susceptible to partial analysis or summary description. Accordingly, Blackstone believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

No company, transaction or business used in Blackstone’s analyses as a comparison is directly comparable to Aquila or Great Plains or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies, business segments or transactions and other factors that could affect the proposed merger or the other values of the companies, business segments or transactions being analyzed.

The estimates contained in Blackstone’s analyses and the ranges of valuations from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses are not purported to be appraisals and do not necessarily reflect the prices at which businesses actually may be sold, and such estimates are inherently subject to uncertainty.

Blackstone’s opinion and financial analyses were among many factors considered by Aquila’s board of directors in its evaluation of the proposed transaction and should not be viewed as determinative of the views of Aquila’s board of directors or management with respect to the proposed transactions or the Consideration to the paid to holders of Aquila common stock in the proposed merger.  Blackstone provided advice to Aquila during these negotiations.  Blackstone did not, however, recommend any specific consideration to Aquila or its board of directors or that any specific consideration constituted the only appropriate consideration for the proposed merger.

Summary of Financial Analyses. The following is a summary of the material financial analyses underlying Blackstone’s opinion dated February 6, 2007, delivered to Aquila’s board of directors in connection with the proposed merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Blackstone’s financial analyses, the tables must be read together with the text of each summary. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Blackstone’s financial analyses. Predictions of results of operations, cash flows, earnings, expenses and per share values for 2006 and subsequent years set forth in the following analyses are based on estimated projections provided by Aquila and Great Plains, are not guaranteed, involve risks and uncertainties and may not accurately predict future results of the combined company. For purposes of its analyses of Aquila, Blackstone reviewed a number of financial metrics including:

•

total enterprise value – equity value plus the market value of Aquila’s net debt. For certain analyses, total enterprise value is adjusted for the value of Aquila’s non-recurring merchant business. In addition, for certain analyses, net debt is adjusted for net cash proceeds anticipated to be received from the sale of Aquila’s Kansas electric operations

•	equity value – the number of shares of Aquila common stock outstanding calculated on a fully diluted basis, multiplied by a specified amount per share.
•

recurring EBITDA – the amount of Aquila’s earnings before interest, taxes, depreciation, and amortization for a specified time period, excluding Aquila’s Kansas electric, Missouri gas, Michigan gas and Minnesota gas businesses and Aquila’s non-recurring merchant business.

•

recurring EBIT – the amount of Aquila’s earnings before interest and taxes for a specified time period, excluding Aquila’s Kansas electric, Missouri gas, Michigan gas and Minnesota gas businesses and Aquila’s non-recurring merchant business.

•	Net PP&E – the net book value of Aquila’s property, plant and equipment, net of accumulated depreciation.
•

recurring Net Income – the amount of Aquila’s net income for a specified time period, excluding Aquila’s Kansas electric, Missouri gas, Michigan gas and Minnesota gas businesses and Aquila’s non-recurring merchant business, and adjusted for cash interest savings from Aquila’s liability management plan.

•

recurring Earnings Per Share or EPS – the amount of Aquila’s earnings for a specified time period, excluding Aquila’s Kansas electric, Missouri gas, Michigan gas and Minnesota gas businesses and Aquila’s non-recurring merchant business, and adjusted for cash interest savings from Aquila’s liability management plan, divided by the number of shares of Aquila common stock outstanding calculated on a fully diluted basis.

For purposes of its analyses of Great Plains, Blackstone reviewed a number of financial metrics including:

•	total enterprise value – equity value plus the market value of Great Plains’ net debt.
•	equity value – the number of shares of Great Plains common stock outstanding calculated on a fully diluted basis, multiplied by a specified price per share.
•	EBITDA – the amount of Great Plains’ earnings before interest, taxes, depreciation, and amortization for a specified time period.

•	EBIT – the amount of Great Plains’ earnings before interest and taxes for a specified time period.
•	Net PP&E – the net book value of Great Plains’ property, plant and equipment net of accumulated depreciation.
•	Net Income – the amount of Great Plains’ net income for a specified time period.
•

Earnings Per Share or EPS – the amount of Great Plains’ earnings for a specified time period, divided by the number of shares of Great Plains common stock outstanding calculated on a fully diluted basis.

The equity value per share ranges derived from Blackstone’s valuation analyses for Aquila and Great Plains are summarized in the following charts:

Summary of Implied Multiples - Aquila. Using a range of per share prices, Blackstone calculated for Aquila the implied equity value and total enterprise value of Aquila and the ratio of total enterprise value to estimated recurring EBITDA, the ratio of total enterprise value to estimated recurring EBIT, the ratio of equity value to estimated recurring net income for each of fiscal years 2006, 2007 and 2008, and the ratio of total enterprise value to net PP&E, estimated as of December 31, 2006.

The following table presents the results of this analysis with respect to (i) the closing share price of Aquila common stock on June 23, 2006, which was the date two weeks prior to the commencement of press speculation that Aquila had initiated a sale process (the “Undisturbed Date”) ($4.12), (ii) the closing share price of Aquila common stock on February 5, 2007 ($4.55), (iii) the Consideration to be received by holders of Aquila common stock pursuant to the Merger Agreement, assumed to be $4.52 per share (the “Implied Consideration”), and (iv) the midpoint of the estimated present value of the Consideration to be received by holders of Aquila common stock pursuant to the Merger Agreement ($4.27) ($ in millions, except per share amounts):

	Undisturbed(1)	Current (2)	Implied Consideration (6)	PV of Implied Offer(7)
Total Value per Share	$4.12	$4.55	$4.52	$4.27
% Premium/(Discount) to:
Undisturbed(1) ($4.12)	0%	10%	10%	4%
1-Month Average Prior to Undisturbed(1) ($4.24)	(3%)	7%	7%	1%
6-Month Average Prior to Undisturbed(1) ($3.99)	3%	14%	13%	7%
1-Month Average ($4.59)	(10%)	(1%)	(2%)	(7%)
6-Month Average ($4.55)	(9%)	0%	(1%)	(6%)

Equity Value(3)		$1,547	$1,708	$1,697	$1,603
Market Value of Net Debt(4)		$1,142	$1,142	$1,142	$1,142
Total Enterprise Value(8)		$2,705	$2,866	$2,855	$2,761
	Metric
Total Enterprise Value/
2006E Recurring EBITDA(5)	$218	12.4x	13.1x	13.1x	12.7x
2007E Recurring EBITDA(5)	$245	11.1x	11.7x	11.7x	11.3x
2008E Recurring EBITDA(5)	$285	9.5x	10.1x	10.0x	9.7x

2006E Recurring EBIT(5)	$120	22.5x	23.9x	23.8x	23.0x
2007E Recurring EBIT(5)	$134	20.2x	21.4x	21.3x	20.6x
2008E Recurring EBIT(5)	$168	16.1x	17.1x	17.0x	16.4x

2006E Net PP&E(5)	$2,149	1.3x	1.3x	1.3x	1.3x

Equity Value/
2006E Recurring Net Income(5)	NM	NM	NM	NM	NM
2007E Recurring Net Income(5)	NM	NM	NM	NM	NM
2008E Recurring Net Income(5)	$83	18.7x	20.7x	20.5x	19.4x

(1) Closing price as of the Undisturbed Date.

(2) Closing price as of February 5, 2007.

(3) Assumes 375.4 million fully diluted shares of Aquila common stock outstanding.

(4) Market value of Net Debt as of December 31, 2006, based on debt prices as of February 5, 2007. Includes after tax cash proceeds from sale of Kansas Electric, excludes restricted cash.

(5) Based on Aquila management projections and liability management plan.

(6) Based on the cash consideration of $1.80 per share and the implied stock consideration of $2.72 per share, based on the product of the exchange ratio of 0.0856 provided for in the Merger Agreement and the closing share price of Great Plains common stock of $31.77 per share on February 5, 2007.

(7) Midpoint of present value of implied offer range. Assumes cash consideration of $1.80 per share is discounted by one year and the present value of Great Plains’ common stock dividend is deducted. Discount rate range of 4.875% (one year Treasury yield) to 9.5% (estimated cost of equity) utilized.

(8) Adjusted for net present value of non-recurring merchant business of $16 million.

Historical Trading Analysis - Aquila. Blackstone reviewed certain historical stock price information for the Aquila common stock. This review indicated that, for the one-year period ended February 5, 2007, the Aquila common stock had traded in a range between $3.60 and $4.78 per share with an average per share closing price for the period of $4.35. In addition, Blackstone reviewed certain historical stock price information for the Aquila common stock for the one-year period ended on the Undisturbed Date. This review indicated that, for such period, the Aquila common stock traded in the range of $3.29 to $4.51 per share with an average per share closing price for the period of $3.86.

Selected Publicly Traded Comparable Companies Analysis - Aquila. Blackstone analyzed the market values and trading multiples of Aquila and of selected publicly traded corporations in the energy industry that Blackstone believed were reasonably comparable to Aquila. There are no publicly traded companies that are directly comparable to Aquila due to its diverse operations. The selected companies were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Aquila. These comparable companies consisted of:

•	Cleco Corp.;

•	DPL Inc.;
•	Great Plains Energy Inc.;
•	IdaCorp, Inc.;
•	OGE Energy Corp.;
•	Pinnacle West Capital Corp.;
•	PNM Resources Inc.;
•	Portland General Electric Co.; and
•	Westar Energy Inc.

In examining these comparable companies, Blackstone calculated the stock price of each company as of February 5, 2007 as a multiple of its estimated calendar year 2006, estimated calendar year 2007 and estimated calendar year 2008 EPS, and calculated the total enterprise value of each company as a multiple of its respective (a) estimated calendar year 2006, estimated calendar year 2007 and estimated calendar year 2008 EBITDA; (b) estimated calendar year 2006, estimated calendar year 2007 and estimated calendar year 2008 EBIT and (c) estimated net PP&E as of December 31, 2006. Except as otherwise noted herein, all historical data was derived from publicly available sources and all projected data was obtained from third party research reports and IBES estimates. Blackstone then compared the results of such analyses against the results of similar analyses performed with respect to the market price of Aquila common stock as of February 5, 2007 based on Aquila’s management projections and third party research reports and IBES estimates.

The following table presents the results of this analysis:

Selected Companies(1)
	Range	Mean	Median	Aquila(2)	Aquila(3)
Total Enterprise Value /
CY2006E EBITDA	7.3x-10.4x	8.8x	8.8x	13.1x	19.0x
CY2007E EBITDA	6.6x-9.3x	8.0x	7.9x	11.7x	15.8x
CY2008E EBITDA	6.2x-8.5x	7.6x	7.6x	10.1x	13.9x

CY2006E EBIT	11.6x-17.6x	14.9x	14.6x	23.9x	47.5x

CY2007E EBIT	11.3x-14.7x	13.3x	13.7x	21.4x	21.1x
CY2008E EBIT	9.8x-14.4x	12.7x	12.8x	17.1x	15.4x

CY2006E Net PP&E	1.0x – 1.8x	1.3x	1.3x	1.3x	1.3x

Equity Value/
CY2006E EPS	15.8x-27.4x	18.7x	17.3x	NM	NM
CY2007E EPS	15.1x-19.1x	16.5x	16.2x	NM	NM
CY2008E EPS	13.4x-17.0x	15.4x	15.7x	20.7x	30.3x

CY 2006E Dividend Yield	2.8%-5.3%	3.7%	3.5%	--	--
CY 2006E Dividend Payout	25.6% - 91.1%	63.3%	66.1%	--	--

(1) Range, mean and median include Great Plains.

(2) Based on Aquila management projections. Enterprise value adjusted for net present value of merchant business ($16 million). EBITDA, EBIT and EPS are net of Aquila’s Kansas electric, Missouri gas, Michigan gas and Minnesota gas businesses and Aquila’s non-recurring merchant business, and EPS is adjusted for cash interest savings from Aquila’s liability management plan. Based on Aquila price per share as of February 5, 2007 of $4.55.

(3) Based on third party research reports and IBES estimates. Based on Aquila price per share as of February 5, 2007 of $4.55.

Based on the foregoing, Blackstone applied ranges of selected multiples of the financial and operating data derived from the selected comparable companies to corresponding financial data of Aquila in order to derive an implied total enterprise value range for Aquila. Thereafter, Blackstone made certain adjustments, including adjustments to (i) reflect the net present value of tax attributes of $181 million based on a 9.5% equity discount rate and Aquila management projections, and (ii) to reflect the market value of Aquila’s net debt as of December 31, 2006, based on debt prices as of February 5, 2007, including after tax cash proceeds expected from the sale of Aquila’s Kansas Electric operations and excluding restricted cash, in order to derive an implied equity reference range for Aquila and then divided those amounts by the number of fully diluted shares of Aquila common stock. This analysis indicated an implied per share equity reference range for Aquila of $2.25 to $3.50, as depicted below.

($ in millions, except per share amounts)

		Low		High	Implied Offer(6)	PV of Implied Offer(7)	Current (2/5)
Equity Value Per Share		$2.25	-	$3.50	$4.52	$4.27	$4.55
Less: Value of Tax Attributes Per Share(1)		($0.48)	-	($0.48)	($0.48)	($0.48)	($0.48)
Adj. Equity Value Per Share		$1.77	-	$3.02	$4.04	$3.79	$4.07
Fully Diluted Shares Outstanding(2)		375.4	-	375.4	375.4	375.4	375.4
Adj. Equity Value		$664	-	$1,133	$1,516	$1,422	$1,527
Market Value of Net Debt(3)		$1,142	-	$1,142	$1,142	$1,142	$1,142
Adj. Total Enterprise Value(4)		$1,822	-	$2,291	$2,674	$2,580	$2,685
								Selected Public Comparables
Adj. TEV/	Metric							Low	Median	High
2006E Recurring EBITDA(5)	$218	8.4x	-	10.5x	12.3x	11.8x	12.3x	7.3x	8.8x	10.4x
2007E Recurring EBITDA(5)	$245	7.5	-	9.4	10.9	10.6	11.0	6.6	7.9	9.3
2008E Recurring EBITDA(5)	$285	6.4	-	8.0	9.4	9.1	9.4	6.2	7.6	8.5

2006E Recurring EBIT(5)	$120	15.2x	-	19.1x	22.3x	21.5x	22.4x	11.6x	14.6x	17.6x
2007E Recurring EBIT(5)	$134	13.6	-	17.1	20.0	19.3	20.0	11.3	13.7	14.7
2008E Recurring EBIT(5)	$168	10.8	-	13.6	15.9	15.4	16.0	9.8	12.8	14.4

2006E Net PP&E	$2,149	0.8x	-	1.1x	1.2x	1.2x	1.2x	1.0x	1.3x	1.8x

Adj. Equity Value /
2006E Recurring Net Income(5)	NM	NM	-	NM	NM	NM	NM	15.8x	17.3x	27.4x
2007E Recurring Net Income(5)	NM	NM	-	NM	NM	NM	NM	15.1	16.2	19.1
2008E Recurring Net Income(5)	$83	8.0x	-	13.7x	18.4x	17.2x	18.5x	13.4	15.7	17.0

(1) Net present value of tax attributes of $181 million based on 9.5% equity discount rate and Aquila management projections.

(2) Assumes 375.4 million fully diluted common shares outstanding.

(3) Market value of Net Debt as of December 31, 2006. Based on debt prices as of February 5, 2007. Includes after tax cash proceeds from sale of Kansas Electric, excludes restricted cash.

(4) Includes net present value of merchant business of $16 million.

(5) Based on management projections and liability management plan. Excludes Kansas Electric, Missouri Gas, Michigan Gas, Minnesota Gas and Non-Recurring Merchant Business.

(6) Based on $1.80 per share cash consideration, the exchange ratio of 0.0856x Great Plains share per Aquila share and Great Plains share price of $31.77 as of February 5, 2007.

(7) Midpoint of present value of implied offer range. Assumes cash consideration of $1.80 is discounted by one year and the present value of Great Plains’ common stock dividend is deducted. Discount rates of 4.875% (one year Treasury yield) and 9.5% (estimated cost of equity) utilized.

Selected Precedent Transactions Analysis. Using publicly available information, Blackstone reviewed information relating to the following selected transactions and announced offers to acquire in the energy industry since 1997, which Blackstone deemed relevant to arriving at its opinion. There are no precedent transactions that are directly comparable to Aquila due to its diverse operations:

•	Macquarie Consortium - Duquesne Light Holdings;*

•	Babcock & Brown - Northwestern Corp.;*
•	MidAmerican Energy Holdings Company - Pacificorp;*
•	Duke Energy Corporation – Cinergy Corp.;*
•	PNM Resources - TNP Enterprises, Inc.;*
•	Ameren Corporation - Illinois Power Company;*
•	Ameren Corporation – CilCorp Inc.;
•	AES Corporation – IPALCO Enterprises;
•	PowerGen P.L.C. - LG&E Energy Corporation;
•	Berkshire Hathaway Inc. - MidAmerican Energy Holdings Company;
•	CP&L Energy, Inc - Florida Progress Corp.;
•	Investor Group - TNP Enterprises, Inc.;
•	Scottish Power PLC – PacifiCorp;
•	AES Corporation – CilCorp Inc.;
•	CalEnergy Corporation - MidAmerican Energy;
•	Consolidated Edison, Inc.- Orange & Rockland Utilities, Inc.;
•	American Electric Power Company - Central and South West, Inc.; and
•	LG&E Energy Corporation - KU Energy Corp.

Multiples for the selected transactions were based on publicly available financial information at the time of announcement of the relevant transaction. Blackstone also separately considered multiples for more recent transactions, denoted above by an asterisk (*) as well as for all the transactions mentioned above. Blackstone compared total enterprise values in the selected transactions as multiples of Net PP&E, last twelve months (or LTM) EBITDA, current fiscal year (or CFY) EBITDA, LTM EBIT and CFY EBIT, and compared equity values in the selected transactions as multiples of LTM net income and CFY net income. The following table presents the results of this analysis:

	Selected Transactions		Selected Recent Transactions
	Range	Median	Range	Median
Total Enterprise Value/
Net PP&E	1.0x-2.2x	1.6x	1.0x-1.9x	1.6x

LTM EBITDA	6.9x-10.5x	8.5x	8.2x-10.5x	9.2x
CFY EBITDA	6.1x-10.8x	8.2x	7.9x-10.8x	9.2x

LTM EBIT	10.1x-20.3x	13.1x	13.1x-18.0x	13.9x
CFY EBIT	10.2x-22.5x	12.7x	13.1x-14.0x	14.0x

Equity Value/
LTM Net Income	13.1x-54.9x	19.7x	20.6x-23.1x	22.2x
CFY Net Income	9.5x-28.7x	16.6x	18.4x-20.6x	20.6x

Based on the foregoing, Blackstone applied ranges of selected multiples of the financial and operating data derived from the selected precedent transactions to corresponding financial data of Aquila in order to derive an implied total enterprise value range for Aquila. Thereafter, Blackstone made certain adjustments, including adjustments to (i) reflect the net present value of tax attributes of $181 million based on a 9.5% equity discount rate and Aquila management projections, and (ii) to reflect the market value of Aquila’s net debt as of December 31, 2006, based on debt prices as of February 5, 2007, including after tax cash proceeds expected from the sale of Aquila’s Kansas Electric operations and excluding restricted cash, in order to derive an implied equity reference range for Aquila and then divided those amounts by the number of fully diluted shares of Aquila common stock.

Blackstone further reviewed the premiums offered by the acquirer in each transaction implied by the transaction prices relative to average historical trading prices of the acquired company two weeks prior to the earlier of the date of announcement and publicly disclosed rumors of transaction activity, and compared such premiums to the premium to the closing price of the Aquila common stock on the Undisturbed Date represented by the implied Consideration of $4.52 per share.

This analysis indicated an implied per share equity reference range for Aquila of $2.75 to $4.00, as depicted below.

($ in millions, except per share amounts)

		Low		High	Implied Offer(6)	Current (2/5)
Equity Value Per Share		$2.75		$4.00	$4.52	$4.55
% Premium to Stock Price as 2/5/07		(39.6%)	-	(12.1%)	(0.7%)	0.0%
% Premium to Undisturbed Stock Price as of 6/23/06		(33.3%)	-	(2.9%)	9.7%	10.4%	Recent Premiums Paid			Precedent Premiums Paid
Less: Value of Tax Attributes Per Share(1)		($0.48)	-	($0.48)	($0.48)	($0.48)	Min	14.9%		Min	14.9%
Adj. Equity Value Per Share		$2.27	-	$3.52	$4.04	$4.07	Mean	17.7%		Mean	28.6%
Fully Diluted Shares Outstanding(2)		375.4	-	375.4	375.4	375.4	Median	15.3%		Median	27.1%
Adj. Equity Value		$851	-	$1,321	$1,516	$1,527	Max	22.9%		Max	54.7%
Market Value of Net Debt(3)		$1,142	-	$1,142	$1,142	$1,142
Adj. Total Enterprise Value(4)		$2,009	-	$2,479	$2,674	$2,685	Recent Precedent Transactions(7)			Precedent Transactions(8)
Adj. TEV /	Metric						Low	Median	High	Low	Median	High
2006E Recurring EBITDA(5)	$218	9.2x	-	11.4x	12.3x	12.3x	8.2x	9.2x	10.5x	6.9x	8.5x	10.5x
2007E Recurring EBITDA(5)	$245	8.2	-	10.1	10.9	11.0	7.9	9.2	10.8	6.1	8.2	10.8
2008E Recurring EBITDA(5)	$285	7.1	-	8.7	9.4	9.4

2006E Recurring EBIT(5)	$120	16.7x	-	20.7x	22.3x	22.4x	13.1x	13.9x	18.0x	10.1x	13.1x	20.3x
2007E Recurring EBIT(5)	$134	15.0	-	18.5	20.0	20.0	13.1	14.0	16.7	10.2	12.7	22.5
2008E Recurring EBIT(5)	$168	12.0	-	14.8	15.9	16.0

2006E Net PP&E	$2,149	0.9x	-	1.2x	1.2x	1.2x	1.0x	1.6x	1.9x	1.0x	1.6x	2.2x

Adj. Equity Value /
2006E Recurring Net Income(5)	NM	NM	-	NM	NM	NM	20.6x	22.2x	23.1x	13.1x	19.7x	54.9x
2007E Recurring Net Income(5)	NM	NM	-	NM	NM	NM	18.4	20.6	28.7	9.5	16.6	28.7
2008E Recurring Net Income(5)	$83	10.3x	-	16.0x	18.4x	18.5x

(1) Net present value of tax attributes of $181 million based on 9.5% equity discount rate and Aquila management projections.

(2) Assumes 375.4 million frilly diluted common shares outstanding.

(3) Market value of Net Debt as of 12/31/2006. Based on debt prices as of February 5, 2007. Includes after tax cash proceeds from sale of Kansas Electric, excludes restricted cash.

(4) Includes net present value of merchant business of $16 million.

(5) Based on management projections and liability management plan. Excludes Kansas Electric, Missouri Gas, Michigan Gas, Minnesota Gas and Non-Recurring Merchant Business.

(6) Based on $1.80 per share cash consideration, exchange ratio of 0.0856x Great Plains shares per Aquila share and Great Plains share price of $31.77 as of February 5, 2007.

(7) Includes six selected precedent utility transactions since January 1, 2003.

(8) Includes 18 selected precedent utility transactions since January 1, 1997.

Discounted Cash Flow Analysis - Aquila. Using Aquila management projections, Blackstone performed a discounted cash flow (or DCF) analysis of the present value of the unlevered cash flows that Aquila management estimated Aquila would generate over fiscal years 2007 through 2012 and the estimated terminal value calculated by applying EBITDA multiples ranging from 7.5x to 8.5x 2013 estimated EBITDA, corresponding to the one year forward range for comparable companies. The projected unlevered cash flows and estimated terminal value were then discounted to present value using a discount rate of 6.75% to 7.75% (reflecting weighted average cost of capital (or WACC) for selected comparable companies, based on a median unlevered beta of 0.476 and a median debt-to-total capitalization ratio of 40.1%. Unlevered beta is a measure of the volatility in a company’s stock market price relative to the broader stock market that is calculated assuming that the company being analyzed has no debt in its capital structure. Blackstone also estimated cash taxes at a 38% rate on an unlevered normalized basis.) Thereafter, Blackstone made certain adjustments, including adjustments to add the net present value of tax attributes of $181 million based on a 9.5% equity discount rate and Aquila management projections. Blackstone thereby derived implied equity reference ranges for Aquila of $2.90 to $3.97 per share, as compared to the Implied Consideration of $4.52 per share to be paid in the proposed merger. This analysis implied perpetual growth rates ranging from 3.4% to 4.8% of Aquila’s 2013 projected cash flows.

Sum-of-the-Parts Analysis - Aquila. Blackstone performed a sum-of-the-parts valuation of each of Aquila’s principal businesses and significant investments in order to derive an implied equity value per share for Aquila. For purposes of this analysis, Blackstone examined and estimated the value of (i) Aquila’s electric properties (including Colorado Electric, St. Joseph Light and Power, Missouri Public Service), (ii) Aquila’s gas properties (including Colorado Gas, Iowa Gas, Kansas Gas, Nebraska Gas), (iii) Aquila’s corporate and merchant business, (iv) net operating losses (or NOLs) (on a present value basis) and (v) debt based on debt market prices as of February 5, 2007. The following table presents the results of this analysis:

($ in millions, except per share amounts)

Aquila	Low	High
Electric utility(1) Total Enterprise Value	$1,350	$1,600
- As a multiple of 2006E Recurring EBITDA(3)	7.7x	9.1x
- As a multiple of 2007E Recurring EBITDA(3)	7.8x	9.2x
- As a multiple of 2008E Recurring EBITDA(3)	6.7x	8.0x

Gas utility(2) Total Enterprise Value	$600	$750
- As a multiple of 2006E Recurring EBITDA(3)	12.3x	15.4x
- As a multiple of 2007E Recurring EBITDA(3)	8.5x	10.6x
- As a multiple of 2008E Recurring EBITDA(3)	7.2x	9.0x

Other(4)	($50)	($50)
Present value of NOLs(5)	$181	$181
Market value of net debt(6)	($1,142)	($1,142)
Equity value	$939	$1,339
Value per share(7)	$2.50	$3.56

(1) Includes Colorado Electric, St. Joseph Light and Power, Missouri Public Service and Other Electric. Excludes Kansas Electric.

(2) Includes Colorado Gas, Iowa Gas, Kansas Gas, Nebraska Gas and Other Gas.

(3) Based on Aquila management projections and liability management plan. Excludes Kansas Electric, Missouri Gas, Michigan Gas, Minnesota Gas and Non-Recurring Merchant Business.

(4) Net present value of corporate and merchant. Assumes a discount rate of 7.25%.

(5) Net present value of tax attributes of $181 million based on a discount rate of 9.5% and Aquila management projections.

(6) Market value of debt based on debt prices as of February 5, 2007. Includes cash and cash equivalents of $207 million. Includes after tax cash proceeds from sale of Kansas Electric.

(7) Assumes 375.4 million fully diluted shares outstanding.

Selected Implied Multiples – Great Plains. By reference to the closing share price of Great Plains common stock on February 5, 2007 ($31.77), which price forms the basis of the implied stock consideration of $2.72 per share included in the Consideration based on the product of the exchange ratio of 0.0856 provided for in the Merger Agreement (dollar amounts in millions, except for per share figures), Blackstone calculated for Great Plains the implied equity value and total enterprise value of Great Plains and the ratio of total enterprise value to EBITDA, the ratio of total enterprise value to EBIT, the ratio of total enterprise value to net PP&E and the ratio of Great Plains’ share price to EPS for each of fiscal years 2006, 2007 and 2008.

The following table presents the results of this analysis:

		Current (1)
Great Plains common stock per share		$31.77
% Premium/(Discount) to:
Current(1)		0%
1-Month Average ($31.43)		1%
6-Month Average ($31.42)		1%
52-Week High ($32.80)		(3%)
52-Week Low ($27.33)		16%

Equity Value(2)		$2,551
Net Debt(3)		$1,188
Total Enterprise Value		$3,739
	Metric
Total Enterprise Value/
2006E EBITDA(4)	$456	8.2x
2007E EBITDA(4)	$477	7.8x
2008E EBITDA(4)	$492	7.6x

2006E EBIT(4)	$296	12.6x
2007E EBIT(4)	$290	12.9x
2008E EBIT(4)	$304	12.3x

2006E Net PP&E(4)	$3,050	1.2x

Share Price/
2006E EPS(4)	$1.77	18.0x
2007E EPS(4)	$1.86	17.1x
2008E EPS(4)	$2.05	15.5x

(1) Closing price as of February 5, 2007.

(2) Assumes 80.3 million fully diluted shares of Great Plains common stock outstanding as of September 30, 2006. Future EPS estimates reflect average amounts of fully diluted shares outstanding anticipated in the respective calendar year.

(3) Net Debt as of December 31, 2006, based on Great Plains management projections.

(4) Based on Great Plains management projections. EBITDA is unadjusted for Amortization of Nuclear Fuel or Other Amortization.

Historical Trading Analysis - Great Plains. Blackstone reviewed certain historical stock price information for Great Plains common stock. This review indicated that, for the one-year period ended February 5, 2007, Great Plains common stock had traded in the range of $27.33 to $32.80 per share with an average per share closing price for the period of $29.84.

Selected Publicly Traded Comparable Companies Analysis - Great Plains. Blackstone analyzed the market values and trading multiples of Great Plains and of selected publicly traded corporations in the energy industry that Blackstone believed were reasonably comparable to Great Plains. There are no publicly traded companies that are directly comparable to Great Plains due to Great Plains’ diverse operations. The selected companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Great Plains. These comparable companies consisted of:

•	Cleco Corp.
•	DPL Inc.;

•	IdaCorp, Inc.;
•	OGE Energy Corp.;
•	Pinnacle West Capital Corp.;
•	PNM Resources Inc.;
•	Portland General Electric Co.;
•	Westar Energy Inc. and;
•	WPS Resources Corp.

In examining these comparable companies, Blackstone calculated the total enterprise value of each company as a multiple of its respective (a) estimated calendar year 2006, estimated calendar year 2007 and estimated calendar year 2008 EBITDA; (b) estimated calendar year 2006, estimated calendar year 2007 and estimated calendar year 2008 EBIT; and (c) estimated net PP&E as of December 31, 2006. Blackstone also calculated the stock price as of February 5, 2007, divided by estimated calendar year 2006, estimated calendar year 2007 and estimated calendar year 2008 EPS. Blackstone also calculated estimated calendar year 2006 dividend yield and dividend payout figures. Except as otherwise noted herein, all historical data was obtained from publicly available sources and all projected data was obtained from third party research reports and IBES estimates. Blackstone then compared the results of such analyses against the results of similar analyses of Great Plains based on third party research reports and IBES estimates, and Great Plains’ management projections.

The following table presents the results of this analysis:

	Selected Companies			Great Plains(1)	Great Plains(2)
	Range	Mean	Median
Total Enterprise Value /
CY2006E EBITDA	7.3x-10.4x	8.9x	9.0x	8.3x	8.2x
CY2007E EBITDA	6.6x-9.3x	8.1x	8.4x	7.4x	7.8x
CY2008E EBITDA	6.2x-8.5x	7.7x	8.0x	7.3x	7.6x

CY2006E EBIT	11.6x-17.6x	14.2x	14.3x	12.8x	12.6x
CY2007E EBIT	11.5x-14.7x	13.1x	13.1x	11.3x	12.9x
CY2008E EBIT	9.8x-14.4x	12.0x	11.9x	11.1x	12.3x

Equity Value/
CY2006E EPS	13.1x-27.4x	18.4x	16.6x	16.0x	18.0x

CY2007E EPS	13.3x-19.1x	16.2x	16.2x	15.9x	17.1x
CY2008E EPS	12.6x-17.0x	15.1x	14.8x	16.0x	15.5x

CY 2006E Dividend Yield	2.8% - 4.3%	3.6%	3.5%	5.3%	5.3%
CY 2006E Dividend Payout	25.6% - 91.1%	61.6%	61.6%	77.3%	95.1%

(1) Based on third party research reports and IBES estimates.

(2) Based on Great Plains management projections. EBITDA is unadjusted for Amortization of Nuclear Fuel or Other Amortization.

Based on the foregoing, Blackstone applied ranges of selected multiples of the financial and operating data derived from the selected comparable companies to corresponding financial and operating data of Great Plains in order to derive an implied total enterprise value for Great Plains and equity value range for Great Plains common stock. This analysis indicated an implied per share equity reference range for Great Plains of $28.00 to $35.00, as presented in the following table:

($ in millions, except per share amounts)

		Great Plains Value Range Per Common Share			Selected Companies
	Metric	$28	-	$35	Range	Median
Total Enterprise Value /
CY2006E EBITDA(1)	$456	7.5x	-	8.8x	7.3x-10.4x	8.8x
CY2007E EBITDA(1)	$477	7.2x	-	8.4x	6.6x-9.3x	7.9x
CY2008E EBITDA(1)	$492	7.0x	-	8.1x	6.2x-8.5x	7.6x

CY2006E EBIT(1)	$296	11.6x	-	13.5x	12.8x-17.6x	14.6x
CY2007E EBIT(1)	$290	11.8x	-	13.8x	11.3x-14.7x	13.7x
CY2008E EBIT(1)	$304	11.3x	-	13.2x	10.7x-14.4x	12.8x

CY2006E Net PP&E(1)	$3,050	1.1x	-	1.3x	1.0x - 1.8x	1.3x

Equity Value/
CY2006E EPS(1)	$1.77	15.8x	-	19.8x	15.8x-27.4x	17.3x
CY2007E EPS(1)	$1.86	15.1x	-	18.8x	15.1x-19.1x	16.2x
CY2008E EPS(1)	$2.05	13.7x	-	17.1x	13.4x-17.0x	15.7x

(1) Based on Great Plains management projections. EBITDA is unadjusted for Amortization of Nuclear Fuel or Other Amortization.

Discounted Cash Flow Analysis - Great Plains. Using Great Plains' management projections, Blackstone performed a DCF analysis of the present value of the unlevered cash flows that Great Plains management estimated that Great Plains would generate over fiscal years 2007 to 2011 and the estimated terminal value calculated by applying EBITDA multiples ranging from 8.0x to 9.0x 2011 EBITDA, corresponding to the trailing twelve month range for comparable companies. The projected unlevered cash flows and estimated terminal value were then discounted to present value using a discount rate of 6.75% to 7.75% (reflecting WACC for selected comparable companies, based on a median unlevered beta of 0.451 and a median debt-to-total capitalization ratio of 40.1%). Blackstone thereby derived implied per share equity reference ranges for Great Plains. In addition, Blackstone performed the same analysis incorporating a sensitivity in which the EBITDA for Great Plains’ Strategic Energy business is held at 2007 levels throughout the forecast period. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
Great Plains	$34.24-$43.57
Great Plains (including Strategic Energy sensitivity)	$31.36-$40.23

These analyses implied perpetual growth rates ranging from 1.7% to 3.2% and 1.9% to 3.4%, respectively, to Great Plains’ 2011 projected cash flows.

Sum-of-the-Parts Analysis - Great Plains. Blackstone performed a sum-of-the-parts valuation of each of Great Plains’ principal businesses and significant investments in order to derive an implied equity value per share for Great Plains. For purposes of this analysis, Blackstone examined and independently valued (i) Kansas City Power and Light, (ii) Strategic Energy and (iii) Great Plains’ corporate and other businesses. The following table presents the results of this analysis:

Great Plains	Earnings Multiple Range
Kansas City Power & Light	15.0x-18.5x(1)

Strategic Energy	8.5x-10.5x(2)
Corporate/Other	14.5x-16.0x(2)
Equity value per share	$28.23 - $35.08

Note: Based on Great Plains’ management projections.

(1) Based on publicly traded comparable company multiples.

(2) Based on third party research estimates for this business.

Pro Forma Merger Analysis. Using projections prepared for Aquila and Great Plains by their respective managements, and after making various assumptions that Blackstone deemed appropriate, Blackstone prepared illustrative pro forma analyses of the potential financial impact of the merger. For each of fiscal years 2008, 2009, 2010 and 2011, Blackstone compared the projected earnings per share and dividend per share of Aquila common stock and Great Plains common stock as well as credit metrics on a standalone basis to the projected earnings per share of the common stock of the combined company after the merger.

	Aquila Stand-alone(1)	Great Plains Stand-alone(2)	Pro Forma(3)	Benefit to Aquila Shareholders	Benefit to Great Plains Shareholders
Earnings Per Share
- 2008E	$1.54	$2.05	$2.09	36%	2%
- 2009E	$1.71	$2.23	$2.28	33%	2%
- 2010E	$1.92	$2.42	$2.60	35%	7%
- 2011E	$2.42	$2.61	$2.69	11%	3%

(1) Based on Aquila management projections, and multiplied by the exchange ratio of 0.0856x, and subsequently divided by 60% to adjust for % cash vs. stock consideration, to derive a multiplier of of 0.1427x

(2) Based on Great Plains management projections.

(3) Based on Aquila management projections and various assumptions that Blackstone deemed appropriate.

In addition, based on the current dividend paid and projected by Great Plains management to be paid on Great Plains common stock of $1.66 per share, Aquila stockholders would receive an additional $0.14 in dividends on a pro forma per Aquila share basis. Furthermore, based on Aquila management assumptions, the pro forma entity would have superior credit metrics, as measured by FFO (“Funds from Operations”) divided by total debt and FFO divided by interest expense, relative to Aquila’s standalone plan, as depicted below.

	Aquila Stand-alone(1)	Pro Forma(2)
FFO/Total Debt
- 2008E	16%	21%
- 2009E	19%	21%
- 2010E	19%	22%
- 2011E	25%	25%

FFO/Interest Expense
- 2008E	2.7x	4.5x
- 2009E	3.0x	4.4x
- 2010E	3.2x	4.3x
- 2011E	3.7x	4.8x

(1) Based on Aquila management projections.

(2) Based on Aquila management projections and various assumptions that Blackstone deemed appropriate.

Fee arrangements. Blackstone has acted as one of Aquila’s financial advisors in connection with the proposed merger and estimates that it will receive a fee of approximately $11.3 million for its financial advisory services, a significant portion of which is payable upon consummation of the transaction. In addition, Aquila agreed to reimburse Blackstone for out-of-pocket expenses and to indemnify Blackstone and related persons against certain liabilities arising out of the performance of its services, including certain liabilities under the federal securities laws. Blackstone has, in the past, provided financial advisory services to Aquila and/or its affiliates and may continue to do so, and has received, and may continue to receive, fees for the rendering of such services. In the ordinary course of the activities of Blackstone and its affiliates, Blackstone and its affiliates may actively trade or hold the securities of Aquila and Great Plains for their own account or for others and, accordingly, may at any time hold a long or short position in such securities.

EXHIBIT 1 TO ANNEX A

February 6, 2007

Board of Directors

Aquila, Inc.

20 West Ninth Street

Kansas City, MO 64105

Members of the Board:

Aquila, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated as of February 6, 2007 (the “Merger Agreement”), with Great Plains Energy, Inc., a Missouri corporation (“Parent”), Great Plains Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition Sub”),  and Black Hills Corporation.  The actions referred to herein as the “Transaction” are as follows: pursuant to the Merger Agreement,  Acquisition Sub would be merged with and into the Company,  and each outstanding share of  Common Stock, par value $1.00 per share, of the Company ("Company Common Stock") will be converted into a right to receive (i) $1.80  in cash  (the “Cash Consideration”); and (ii) 0.0856 of a share of common stock, no par value per share (“Parent Common Stock”), of Parent (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”).  Immediately prior to the Transaction, the Company intends to sell its Colorado, Iowa, Kansas and Nebraska gas utility operations and its Colorado electric utility operations to Black Hills Corporation (the “Asset Transfer Transactions”).

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Common Stock is fair to such holders from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

▪	Reviewed certain publicly available information concerning the business, financial condition and operations of the Company and Parent that we believe to be relevant to our inquiry;
▪	Reviewed certain internal information concerning the business, financial condition and operations of the Company and Parent that we believe to be relevant to our inquiry;
▪	Reviewed certain internal financial analyses, estimates and forecasts relating to the Company and Parent prepared and furnished to us by the management of the Company and Parent;
▪	Reviewed the publicly reported historical prices and trading activity for Parent Common Stock and Company Common Stock;
▪	Reviewed the Merger Agreement;
▪	Reviewed the Asset Purchase Agreement, Partnership Interests Purchase Agreement (as defined in the Merger Agreement) and related financing commitments for the Asset Transfer Transactions;

▪

Held discussions with members of senior management of the Company and Parent concerning the Company’s and Parent’s business, operating environment, financial condition, prospects and strategic objectives;

▪	Reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses we believe to be generally comparable to those of the Company and Parent;
▪	Compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions that we believe to be generally relevant;
▪	Performed discounted cash flow analyses utilizing pro forma financial information prepared by the Company and Parent;
▪	Discussed with the management of the Company and Parent the strategic rationale for the Transaction and expected financial and operational benefits of the Transaction;
▪	Reviewed the potential pro forma impact of the Transaction;
▪	Participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;
▪	Conducted such other financial studies and analyses, and considered such other information as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, we have relied, without independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by the Company and Parent or otherwise reviewed by or for us. We have assumed that the financial and other projections and pro forma financial information prepared by the Company and Parent and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, were reasonably prepared and represent management’s best estimates and judgments as of the date of their preparation. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have further relied upon the assurances of the management of the Company and Parent that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

We have not made any independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such appraisals. In addition, we also relied, without assuming responsibility for independent verification, upon the views of the management of the Company and Parent relating to the strategic, financial and operational benefits and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the Transaction.

We have assumed that the consummation of the Transaction will be effected in accordance with the terms and conditions of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement material to our analyses and that, in the course of obtaining the necessary regulatory or third party approvals, agreements or consents for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Parent or the contemplated benefits of the Transaction material to our analyses.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such stockholders in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. We are not expressing any opinion as to what the value of shares of Parent Common Stock will be when issued to holders of Company Common Stock pursuant to the Transaction or the prices at which shares of Parent Common Stock will trade at any time. We are not expressing any opinion with respect to the Asset Transfer Transactions.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction nor does our opinion constitute a recommendation to any stockholder of the Company as to how such shareholder should vote or act with respect to the Transaction or any other matter.

This opinion is necessarily based upon information made available to us as of the date hereof and on market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only. We assume no responsibility to update or revise our opinion based on circumstances or events occurring after the date hereof.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. It is understood that this letter is for the information and assistance of the full Board of Directors and, without our prior written consent, is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors. However, Blackstone understands that the existence of any opinion may be disclosed by the Company in a press release and a description of this opinion will be contained in, and a copy of this opinion will be filed as an exhibit to, the disclosure documents relating to the Transaction and agrees to not unreasonably withhold its written approval for such use as appropriate following Blackstone’s review of, and reasonable opportunity to comment on, any such document.

We have acted as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including, the rendering of this opinion). In the ordinary course of our and our affiliates’ businesses, we and our affiliates may actively trade or hold the securities of Parent or the Company for our own account or for others and, accordingly, may at any time hold a long or short position in such securities.

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

The Blackstone Group L.P.

ANNEX B

Opinion of Lehman Brothers Inc.

Aquila engaged Lehman Brothers to act as its financial advisor in connection with the proposed merger and the proposed Asset Sale, referred to in Lehman Brothers’ written opinion as the “Proposed Transaction” and “Proposed Asset Transaction,” respectively, and referred to herein, collectively, as the “proposed Transactions”. On February 6, 2007, Lehman Brothers delivered its oral opinion to the Aquila board of directors that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the 0.0856 shares of Great Plains common stock plus cash equal to $1.80 for each share of Aquila common stock, which we refer to as the merger consideration, to be offered to the stockholders of Aquila in the proposed merger was fair to such stockholders.

The full text of Lehman Brothers’ written opinion, dated February 6, 2007, is attached as Exhibit 1 to this Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Holders of Aquila common stock and Great Plains common stock are urged to read Lehman Brothers’ opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, factors considered and qualifications and limitations upon the review undertaken by Lehman Brothers in connection with its opinion. The description of Lehman Brothers’ opinion set forth below is qualified in its entirety by reference to the full text of Lehman Brothers’ opinion.

Lehman Brothers’ advisory services and opinion were provided for the information and assistance of the Aquila board of directors in connection with its consideration of the proposed merger. Lehman Brothers’ opinion was not intended to be and did not constitute a recommendation to any stockholder of Aquila as to how such stockholder should vote with respect to the Transactions or any related matter. Lehman Brothers was not requested to opine as to, and the Lehman Brothers’ opinion does not in any manner address, Aquila’s underlying business decision to proceed with or effect the proposed Transactions or the consideration involved in the Asset Sale.

In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the proposed merger;

•	the asset sale agreements and the specific terms of the Asset Sale;

•

publicly available information concerning Aquila and Great Plains that Lehman Brothers believed to be relevant to its analysis, including each of their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•

financial and operating information with respect to the business, operations and prospects of Aquila furnished to Lehman Brothers by Aquila, including financial projections of Aquila prepared by the management of Aquila;

•

financial and operating information with respect to the business, operations and prospects of Great Plains furnished to Lehman Brothers by Great Plains, including financial projections of Great Plains prepared by the management of Great Plains;

•

trading histories of the common stock of Aquila and common stock of Great Plains and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of Aquila and Great Plains with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the financial terms of the proposed merger with the financial terms of certain other recent transactions that Lehman Brothers deemed relevant;

•	the relative contributions of Aquila, on the one hand, and Great Plains, on the other hand, to the current and future financial performance of the combined company on a pro forma basis;

•

the potential pro forma impact of the proposed merger and the Asset Sale on the current financial condition and future financial performance of the combined company, including the cost savings and operating synergies expected by the management of Aquila to result from the combination of the businesses of Aquila and Great Plains, after giving effect to the Asset Sale (the “Expected Synergies”); and

•	the results of Lehman Brothers’ efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of Aquila.

In addition, Lehman Brothers had discussions with the managements of Aquila and Great Plains concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial, accounting, legal, regulatory, tax and other information discussed with or reviewed by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Aquila and Great Plains that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Aquila, upon advice of Aquila, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Aquila as to the future financial performance of Aquila and that Aquila will perform substantially in accordance with such projections. With respect to the financial projections of Great Plains, upon advice of Great Plains, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Great Plains as to the future financial performance of Great Plains and that Great Plains will perform substantially in accordance with such projections. With respect to the Expected Synergies, upon advice of Aquila, Lehman Brothers assumed that the amount and timing of the Expected Synergies were reasonable and that the Expected Synergies would be realized substantially in accordance with such estimates. In addition, Lehman Brothers assumed, upon the advice of Aquila and Great Plains, that the Asset Sale will close prior to the close of the proposed merger. Furthermore, upon the advice of Aquila and Great Plains, Lehman Brothers assumed that the impact of the Asset Sale was reflected in the pro forma financial statements and projections of Great Plains and the financial impact of such transaction will be realized substantially in accordance with such estimates.

In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Aquila or Great Plains and did not make or obtain any evaluations or appraisals of the assets or liabilities of Aquila or Great Plains. Lehman Brothers further assumed, upon advice of Aquila, that all governmental, regulatory or other consents or approvals necessary for the consummation of the proposed Transactions will be obtained without any adverse effect on Aquila or Great Plains material to its analyses or would reduce the expected benefits of the proposed Transactions in a manner material to its analyses.

Lehman Brothers’ opinion necessarily is based upon market, economic and other conditions as they existed on, and can be evaluated as of, the date of its opinion letter.

In addition, Lehman Brothers expressed no opinion as to the prices at which shares of Aquila common stock or Great Plains common stock would trade at any time following the announcement of the proposed Transactions or Great Plains common stock would trade at any time following the consummation of the proposed Transactions.

In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Aquila or to Great Plains, but rather made its determination as to the fairness to the stockholders of Aquila, from a financial point of view, of the merger consideration to be offered to the Aquila stockholders in the proposed merger on the basis of financial and comparative analyses described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Aquila and Great Plains. Neither Aquila nor Lehman Brothers nor any other person assumes responsibility if future results are materially different from those assumptions. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The following is a summary of the material financial and comparative analyses prepared and used by Lehman Brothers in connection with the delivery of its opinion to the Aquila board of directors. Certain of the summaries of the analyses include information presented in tabular format. In order to fully understand the analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Accordingly, the information presented in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying Lehman Brothers’ opinion.

Summary of Analyses

Lehman Brothers prepared separate valuations of Aquila and Great Plains before considering the pro forma impact of the Expected Synergies resulting from the proposed Transactions. In determining valuation, Lehman Brothers used the following methodologies where appropriate: comparable companies analysis, comparable transactions analysis, discounted cash flow analysis, and sum of the parts analysis. Each of these methodologies was used to generate a reference enterprise value range for each of Aquila and Great Plains (with the exception of the comparable transactions analysis for Great Plains, which was not used to generate a reference enterprise value because no change of control occurs for Great Plains pursuant to the merger). The enterprise value range for each company was adjusted for appropriate balance sheet assets and liabilities to arrive at an implied equity value range (in aggregate dollars) per share. Lehman Brothers assumed for the purposes of its analyses that there were 375.4 million shares of Aquila common stock outstanding and 80.3 million shares of Great Plains common stock outstanding. In connection with its valuation of Aquila, Lehman Brothers also analyzed the value of Aquila’s net operating losses (“NOLs”) using a discounted cash flow methodology to determine the value of such tax attributes on a per share basis. Using a discount rate of 10.14% which reflects Aquila’s cost of equity, and assuming a tax rate of 38%, the cash flow stream associated with theoretical cash taxes that would otherwise be paid by Aquila without the benefit of the NOLs was discounted to a present value. The result of this analysis yielded a NOL value per share of $0.48. This per share value was added to each of the implied equity value ranges derived for Aquila from the valuation methodologies listed above.

The resulting implied equity value ranges (including the NOL component) were then compared to the merger consideration to be offered to Aquila’s stockholders in the proposed merger. As of February 6, 2007, the implied merger consideration was $4.54 per share which price represents the sum of the cash component of $1.80 per share and an implied stock component of $2.74 per share, based on the product of the exchange ratio of 0.0856 provided for in the merger agreement and the closing share price of Great Plains common stock of $32.05 per share on February 6, 2007. The implied equity value ranges were also compared to the present value of the merger consideration to be offered to Aquila’s stockholders in the proposed merger. As of February 6, 2007, the midpoint of the present value of the implied merger consideration was $4.28 per share which price assumes the cash consideration of $1.80 per share is discounted by one year and the present value of Great Plains’ common stock dividend is deducted, using a discount rate range of 5.07% (one year Treasury yield) to 10.14% (estimated cost of equity for Aquila). Finally, the implied equity value ranges were compared to Aquila’s “undisturbed price” of $4.12 which is described more fully in the stock trading history section below.

The implied share price ranges, derived using the various valuation methodologies listed above, supported the conclusion that the merger consideration to be offered to Aquila’s stockholders in the proposed merger was fair, from a financial point of view, to those stockholders.

The table below summarizes the results of the valuation methodologies described herein with respect to Aquila:

VALUATION SUMMARY - IMPLIED SHARE PRICE FOR AQUILA

Stock Trading History

Lehman Brothers considered various historical data concerning the trading prices of Aquila common stock and Great Plains common stock between February 6, 2006 and February 6, 2007 and the relative stock price performances during the same period of Aquila, Great Plains and certain peer companies (as set forth above in the comparable companies analysis) of each of Aquila and Great Plains. During this period, the closing price of Aquila common stock ranged from $3.60 (on February 13, 2006) to $4.78 (on December 27, 2006) per share and the closing price of Great Plains common stock ranged from $27.33 (on June 22 and June 23, 2006) to $32.80 (on November 14, 2006). Lehman Brothers noted that the price of Aquila common stock increased approximately 27.9% and the price of Great Plains common stock increased approximately 13.7% over the period from February 6, 2006 to February 6, 2007, while the prices of the selected peer companies for Aquila rose by a mean of 21.3% and the prices of the selected peer companies for Great Plains rose by a mean of 26.1%.

In addition, Lehman Brothers considered historical data concerning the trading price of Aquila common stock for the period between June 23, 2005 and June 23, 2006, the latter of which was the date two weeks prior to the commencement of press speculation that Aquila had initiated a sale process. This review indicated that, for such period, Aquila common stock traded in the range of $3.29 to $4.49 per share with an average per share closing price for the period of $3.85. We refer to the closing price of Aquila’s common stock on June 23, 2006, which was $4.12 per share, as the “undisturbed price.”

Historical Exchange Ratio for Stock Component

In considering the stock component of the merger consideration, Lehman Brothers reviewed the ratio of $2.70 to the closing share prices of Great Plains common stock as of various dates within the 52-week period ended February 6, 2007 in order to determine implied exchange ratios. Lehman Brothers also reviewed the ratio of $2.70 to the average closing share prices of Great Plains common stock for the periods between the same dates and February 6, 2007.

The following table reflects the results of this analysis:

HISTORICAL EXCHANGE RATIO ANALYSIS FOR STOCK COMPONENT

The historical exchange ratio analysis suggested a range of implied exchange ratios between 0.0842x and 0.0958x. Lehman Brothers noted that the stock component of the merger consideration, represented by 0.0856 shares of Great Plains common stock for each share of Aquila common stock, is within this range of implied exchange ratios.

Comparable Companies Analysis for Aquila

Using publicly available information including estimates in published third-party research reports, Lehman Brothers reviewed and compared certain selected financial data for Aquila to similar financial data for comparable publicly traded utility companies. Lehman Brothers selected these companies because their businesses and operating profiles are reasonably similar to those of Aquila. No comparable company identified is identical to Aquila. A complete analysis involved complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of those comparable companies; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected financial data.

Lehman Brothers included in its comparable companies analysis of Aquila companies that included electric and gas businesses:

•	AGL Resources Inc.
•	Ameren Corporation
•	Atmos Energy Corporation
•	Centerpoint Energy Inc.
•	Great Plains Energy Inc.
•	IdaCorp, Inc.
•	Nicor Inc.
•	OGE Energy Corporation
•	Piedmont Natural Gas Company Inc.
•	Pinnacle West Capital Corporation
•	Westar Energy Inc.
•	Vectren Corporation

With respect to each of the selected comparable companies, Lehman Brothers used publicly available financial information and third party research reports to calculate enterprise values (determined as equity market value as of February 6, 2007, plus the sum of the following balance sheet items as of September 30, 2006: debt, minority interest, nonconvertible preferred stock and all out-of-money convertible securities less cash) as multiples of 2007 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”); 2007 estimated earnings before interest and taxes (“EBIT”); and net property, plant and equipment (“net PP&E”) as of September 30, 2006.

The following table shows the multiples derived from this review:

COMPARABLE COMPANIES ANALYSIS - AQUILA

Lehman Brothers used this data to develop a range of multiples applicable to Aquila. For 2008 EBITDA and EBIT multiples, Lehman Brothers assumed a 0.5x reduction in multiples from 2007 to 2008, consistent with the approximate difference between the equivalent multiples from 2006 to 2007.

SELECTED MULTIPLE RANGES FOR COMPARABLE COMPANIES ANALYSIS - AQUILA

The comparable companies analysis suggested an implied equity value range of $2.51 to $3.22 per share of Aquila common stock, including $0.48 per share of value associated with Aquila’s NOL position, as compared to (i) the implied merger consideration of $4.54 per share and (ii) the midpoint of the present value of the implied merger consideration of $4.28.

Comparable Companies Analysis for Great Plains

Using publicly available information including estimates in published third-party research reports, Lehman Brothers reviewed and compared certain selected financial data for Great Plains to similar financial data for comparable publicly traded utility companies. Lehman Brothers selected these companies because their businesses and operating profiles are reasonably similar to those of Great Plains. No comparable company identified is identical to Great Plains. A complete analysis involved complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of those comparable companies; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected financial data.

Lehman Brothers included in its comparable companies analysis of Great Plains:

•	Ameren Corporation
•	IdaCorp, Inc.
•	OGE Energy Corporation
•	Pinnacle West Capital Corporation
•	Westar Energy Inc.

With respect to each of the selected comparable companies, Lehman Brothers used publicly available financial information and third party research reports to calculate enterprise values (determined as equity market value as of February 6, 2007, plus the sum of the following balance sheet items as of September 30, 2006: debt, minority interest, nonconvertible preferred stock and all out-of-money convertible securities less cash) as multiples of 2007 estimated EBITDA; 2007 estimated EBIT; and net PP&E as of September 30, 2006. For the selected comparable companies, Lehman Brothers also calculated the equity market prices on a per share basis as of February 6, 2007 as multiples of 2007 and 2008 estimated earnings per share (“EPS”). Note that the EPS multiples review conducted for Great Plains was not performed for Aquila because the results of that review for Aquila were not meaningful.

The following table shows the multiples derived from this review:

COMPARABLE COMPANIES ANALYSIS - GREAT PLAINS

Lehman Brothers used this data to develop a range of multiples applicable to Great Plains. For 2008 EBITDA and EBIT multiples, Lehman Brothers assumed a 0.5x reduction in multiples from 2007 to 2008, consistent with the approximate difference between the equivalent multiples from 2006 to 2007.

SELECTED MULTIPLE RANGES FOR COMPARABLE COMPANIES ANALYSIS - GREAT PLAINS
	Enterprise Value to EBITDA		Enterprise Value to EBIT		Enterprise Value to Net PP&E	Stock Prices to EPS
	2007E	2008E	2007E	2008E	9/30/2006	2007E	2008E

Selected Ranges for Great Plains:	7.50x – 8.50x	7.00x – 8.00x	12.75x – 13.75x	12.25x – 13.25x	1.00x – 1.25x	15.00x – 16.00x	14.50x – 15.50x

The comparable companies analysis suggested an implied equity value range of $30.19 to $34.92 per share of Great Plains common stock as compared to Great Plains’ closing stock price of $32.05 on February 6, 2007.

Because of the inherent differences between the businesses, operations and prospects of Aquila, Great Plains and the above selected comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Aquila, Great Plains and the selected comparable companies that would affect the public market valuations of such companies.

Comparable Transactions Analysis

Using publicly available information, Lehman Brothers compared selected financial data for Aquila to similar financial data for selected transactions in the utility sector it deemed comparable to the proposed merger, in whole or in part, which were announced between July 2004 and July 2006. The transactions reviewed were:

•	WPS Resources’ proposed acquisition of Peoples Energy Corp. (announced July 6, 2006)

•	Macquarie Consortium’s proposed acquisition of Duquesne Light Holdings (announced July 5, 2006)

•	Babcock and Brown’s proposed acquisition of Northwestern Corp. (announced April 25, 2006)

•	National Grid PLC’s proposed acquisition of Keyspan Corp. (announced February 27, 2006)

•	FPL Group’s proposed acquisition of Constellation Energy Group (announced December 19, 2005; terminated October 24, 2006)

•	MidAmerican Energy Holdings Company’s acquisition of PacifiCorp (announced May 24, 2005)

•	Duke Energy Corporation’s acquisition of Cinergy Corp. (announced May 9, 2005)

•	Exelon Corporation’s proposed acquisition of Public Service Enterprise Group Inc. (announced December 20, 2004; terminated September 14, 2006)

•	PNM Resources’ acquisition of TNP Enterprises Inc. (announced July 25, 2004)

Lehman Brothers reviewed the prices paid in the comparable transactions in terms of the multiple of the transaction value (defined as the target company’s enterprise value implied by the terms of each transaction), to 2007 estimated EBITDA and 2007 estimated EBIT. The comparable transactions analysis focused on multiples of EBITDA and EBIT for the target companies that correspond to the first full year post announcement of the comparable transactions. Lehman Brothers refers to such time period as “forward year one” or “FY1.”

The following table shows the multiples derived from this review:

COMPARABLE TRANSACTIONS ANALYSIS - AQUILA

Lehman Brothers used this data to develop a range of multiples applicable to Aquila. As applied to Aquila, FY1 and the subsequent year, “forward year two” or “FY2,” represent calendar years 2007 and 2008, respectively. For 2008 (FY2) EBITDA and EBIT multiples, Lehman Brothers assumed a 0.5x reduction in multiples from 2007 to 2008.

SELECTED MULTIPLE RANGES FOR COMPARABLE TRANSACTIONS ANALYSIS - AQUILA

The comparable transactions analysis suggested an implied equity value range of $2.82 to $3.36 per share of Aquila common stock, including $0.48 per share of value associated with Aquila’s NOL position, as compared to (i) the implied merger consideration of $4.54 per share and (ii) the midpoint of the present value of the implied merger consideration of $4.28.

However, because the reasons for and the circumstances surrounding each of the selected transactions were specific to such transactions, and because of the inherent differences among the businesses, operations and prospects of Aquila and the selected target companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable transactions analysis and accordingly, also made qualitative judgments concerning differences between the terms and characteristics of the proposed Transaction and the comparable transactions that would affect the transaction values of Aquila and such target companies.

Discounted Cash Flow Analysis of Aquila

Lehman Brothers performed discounted cash flow analyses to estimate an implied equity value range for Aquila, using financial projections provided for Aquila by Aquila’s management for the fiscal years 2007 through 2011. For purposes of such analyses, Lehman Brothers calculated the present value of the “terminal value” of Aquila common stock by applying multiples ranging from 7.50x to 8.50x to Aquila’s 2011 estimated EBITDA. The free cash flow streams and the terminal values were then discounted back to December 31, 2006 using a range of discount rates from 6.70% to 7.70%, which range Lehman Brothers viewed as appropriate and consistent with the weighted average cost of capital for a company with Aquila’s risk characteristics, with a midpoint discount rate of 7.20%. From this analysis, Lehman Brothers calculated a range of implied equity values per share of Aquila common stock. Lehman Brothers also analyzed the value of Aquila’s NOLs using discounted cash flow methodology to determine the value of such tax attributes on a per share basis. Using a discount rate of 10.14% which reflects Aquila’s cost of equity capital, the cash flow stream associated with theoretical cash taxes that would otherwise be paid by Aquila without the benefit of the NOLs was discounted to a present value as of December 31, 2006. The result of this analysis implied a NOL value per share of $0.48. This per share value was added to the implied equity value range described above.

The discounted cash flow analysis suggested an implied equity value range of $3.00 to $4.05 per share of Aquila common stock, including $0.48 per share of value associated with Aquila’s NOL position, as compared to (i) the implied merger consideration of $4.54 per share and (ii) the midpoint of the present value of the implied merger consideration of $4.28.

Discounted Cash Flow Analysis of Great Plains

Lehman Brothers performed discounted cash flow analyses to estimate an implied equity value range for Great Plains using financial projections for Great Plains prepared by Great Plains’ management for the period from January 1, 2007 through December 31, 2011. For purposes of such analyses, Lehman Brothers calculated the present value of the “terminal value” of Great Plains common stock by applying multiples ranging from 7.75x to 8.75x to Great Plains’ 2011 estimated EBITDA. The free cash flow streams and the terminal values were then discounted back to December 31, 2006 using a range of discount rates from 6.50% to 7.50%, which range Lehman Brothers viewed as appropriate and consistent with the weighted average cost of capital for a company with Great Plains’ risk characteristics, with a midpoint discount rate of 7.00%. From this analysis, Lehman Brothers calculated a range of implied equity values per share of Great Plains common stock.

The discounted cash flow analysis suggested an implied value range of $33.04 to $42.42 per share of Great Plains common stock as compared to Great Plains’ closing stock price of $32.05 on February 6, 2007.

Sum of the Parts Analysis for Aquila

Lehman Brothers performed a “sum of the parts” analysis of each of Aquila’s primary business segments in order to derive an implied equity value range for the Aquila common stock. For purposes of this analysis, Lehman Brothers considered the following primary business segments for Aquila:

•	Electric Utilities
•	Gas Utilities
•	Merchant Services
•	Corporate & Other

For purposes of its sum of the parts analysis of Aquila, Lehman Brothers applied a range of multiples to Aquila’s 2008 estimated EBITDA for each of the above referenced business segments in order to generate a composite reference enterprise value range. The multiple ranges for the electric and gas utility segments were based on the enterprise value to 2008 estimated EBITDA multiple ranges derived from the comparable companies analysis described previously. The composite reference enterprise value range for Aquila was adjusted for appropriate balance sheet assets and liabilities to arrive at an implied equity value range (in aggregate dollars) per share.

The following table shows the multiples derived from the comparable companies analysis for electric and gas comparable companies:

MULTIPLES FROM COMPARABLE COMPANIES ANALYSIS - AQUILA

Lehman Brothers used this data to develop a range of multiples applicable to Aquila’s electric and gas business segments for 2007 and 2008. The multiple range for the Merchant Services segment was derived from selected financial data of comparable companies within the unregulated power sector. Lehman Brothers assumed a 0.5x reduction in multiples from 2007 to 2008, consistent with the approximate difference between the equivalent multiples from 2006 to 2007, and applied such adjusted ranges to Aquila’s 2008 estimated EBITDA.

SELECTED MULTIPLE RANGES FOR SUM OF THE PARTS ANALYSIS - AQUILA

The sum of the parts analysis suggested an implied equity value range of $2.96 to $3.73 per share of Aquila common stock, including $0.48 per share of value associated with Aquila’s NOL position, as compared to (i) the implied merger consideration of $4.54 per share and (ii) the midpoint of the present value of the implied merger consideration of $4.28.

Sum of the Parts Analysis for Great Plains

Lehman Brothers performed a “sum of the parts” analysis of each of Great Plains’ primary business segments in order to derive an implied equity value range for the Great Plains common stock. For purposes of this analysis, Lehman Brothers considered the following primary business segments for Great Plains:

•	Kansas City Power & Light
•	Strategic Energy
•	Corporate & Other

For purposes of its sum of the parts analysis of Great Plains, Lehman Brothers applied a range of multiples to Great Plains’ 2007 estimated EBITDA for each of the above referenced business segments in order to generate a composite reference enterprise value range. The multiple range for the Kansas City Power & Light segment was based on the enterprise value to 2007 estimated EBITDA multiple range derived from the comparable companies analysis described previously. The multiple range for the Strategic Energy segment was derived from selected financial data of comparable companies within the retail electric supply services sector. The composite reference enterprise value range for Great Plains was adjusted for appropriate balance sheet assets and liabilities to arrive at an implied equity value range (in aggregate dollars) per share.

The following table shows Lehman Brothers’ selected multiple ranges applicable to Great Plains’ business segments:

SELECTED MULTIPLE RANGES FOR SUM OF THE PARTS ANALYSIS - GREAT PLAINS

The sum of the parts analysis suggested an implied value range of $27.59 to $33.39 per share of Great Plains’ common stock as compared to Great Plains’ closing stock price of $32.05 on February 6, 2007.

Pro Forma Merger Consequences Analysis

Lehman Brothers analyzed and considered the pro forma impact of the proposed Transactions on the estimated EPS and dividends per share of Aquila common stock for the fiscal years 2008 through 2011 using financial projections for Aquila provided by Aquila’s management for the period from January 1, 2007 through December 31, 2011 and financial projections for Great Plains provided by Great Plains’ management for the same period.

Based on certain assumptions that Lehman Brothers deemed appropriate, including the assumption that the proposed Transactions would be effective as of January 1, 2008, the proposed merger would result in an increase in earnings per share when compared to Aquila’s EPS on a stand-alone basis in each of the years 2008 through 2011 (i) both with and without expected purchase accounting adjustments, (ii) both with and without the Expected Synergies, and (iii) both with and without the combination of expected purchase accounting adjustments and the Expected Synergies. Lehman Brothers also noted that Aquila shareholders currently do not receive a dividend but upon closing of the proposed merger, Aquila shareholders would have the same projected dividend as that paid to Great Plains’ shareholders taking into account the 0.0856 exchange ratio.

In addition, based on certain assumptions that Lehman Brothers deemed appropriate, including the assumption that the proposed Transactions would be effective as of January 1, 2008, the proposed merger would result in an increase in earnings per share when compared to Great Plains’ EPS on a stand-alone basis in each of the years 2008 through 2011 including certain rate case filing outcomes, expected purchase accounting adjustments and the Expected Synergies.

General

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Aquila’s Board of Directors selected Lehman Brothers because of its expertise, reputation and familiarity with Aquila and the utility industry generally and because its investment banking professionals have substantial expertise in transactions similar to the proposed Transactions.

Lehman Brothers acted as financial advisor to Aquila in connection with the proposed Transactions and was paid a fee of $2,255,000 upon delivery of Lehman Brothers’ opinion, dated February 6, 2007. Lehman Brothers will also receive an additional fee of $9,020,000 for its services which is contingent upon proceeding with the consummation of the proposed merger. In addition, Aquila has agreed to reimburse Lehman Brothers for its expenses and to indemnify Lehman Brothers and certain related persons against certain liabilities that may arise out of Lehman Brothers’ engagement. Lehman Brothers has performed investment banking services for Aquila, Great Plains and Black Hills in the past for which Lehman Brothers has received customary fees and Lehman Brothers expects to perform certain investments banking services for Great Plains and Black Hills in the future for which Lehman Brothers expects to receive customary fees. In the ordinary course of its business, Lehman Brothers actively trades in the securities of Aquila, Great Plains and Black Hills for its own account and for the accounts of its customers and, accordingly, Lehman Brothers may at any time hold long or short positions in such securities.

EXHIBIT 1 TO ANNEX B

February 6, 2007

Board of Directors

Aquila, Inc.

20 West 9th Street

Kansas City, Missouri 64105

Members of the Board:

We understand that Aquila, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Great Plains Energy Incorporated (“Great Plains”) pursuant to which (i) Gregory Acquisition Corp., a wholly owned subsidiary of Great Plains (“Merger Sub”), will merge with and into the Company with the Company surviving the merger and (ii) upon the effectiveness of the merger, each issued and then outstanding share of common stock of the Company will be converted into the right to receive (x) 0.0856 shares of common stock of Great Plains (the “Stock Consideration”) and (y) $1.80 in cash (the “Cash Consideration” and together with the Stock Consideration, the “Total Consideration”). In addition, we understand that, concurrent with entering into the Proposed Transaction, the Company and Great Plains intend to enter into a transaction (the “Proposed Asset Transaction”) with Black Hills Corporation (“Black Hills”) pursuant to which, among other things, Black Hills will acquire certain gas and electric assets from the Company. We further understand that the closing of the Proposed Asset Transaction is a condition precedent to the closing of the Proposed Transaction. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of February 6, 2007, among the Company, Great Plains, Merger Sub and Black Hills (the “Merger Agreement”). The terms and conditions of the Proposed Asset Transaction are set forth in more detail in the Asset Purchase Agreement dated as of February 6, 2007, among the Company, Great Plains, Merger Sub and Black Hills and the Partnership Interest Purchase Agreement dated February 6, 2007, among the Company, Great Plains, Merger Sub, Black Hills and Aquila Colorado, LLC, a limited liability company wholly owned by the Company (together, the “Purchase Agreements”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Total Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, (i) the Company's underlying business decision to proceed with or effect the Proposed Transaction or of the Proposed Asset Transaction or (ii) the consideration involved in the Proposed Asset Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Proposed Transaction; (2) the Purchase Agreements and the specific terms of the Proposed Asset Transaction (3) publicly available information concerning the Company and Great Plains that we believe to be relevant to our analysis, including each of their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by the Company’s management; (5) financial and operating information with respect to the business, operations and prospects of Great Plains furnished to us

Board of Directors

Aquila Inc.

February 6, 2007

by Great Plains, including financial projections of Great Plains prepared by the management of Great Plains; (6) trading histories of the common stock of the Company and common stock of Great Plains and a comparison of those trading histories with each other and with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and Great Plains with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant; (9) the relative contributions of the Company, on the one hand, and Great Plains, on the other hand, to the current and future financial performance of the combined company on a pro forma basis; (10) the potential pro forma impact of the Proposed Transaction and the Proposed Asset Transaction on the current financial condition and future financial performance of the combined company, including the cost savings and operating synergies expected by the management of the Company to result from the combination of the businesses of the Company and Great Plains, after giving effect to the Proposed Asset Transaction (the “Expected Synergies”); and (11) the results of our efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company. In addition, we have had discussions with the managements of the Company and Great Plains concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial, accounting, legal, regulatory, tax and other information discussed with or reviewed by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and Great Plains that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the financial projections of Great Plains, upon advice of Great Plains, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Great Plains as to the future financial performance of Great Plains and that Great Plains will perform substantially in accordance with such projections. With respect to the Expected Synergies, upon advice of the Company, we have assumed that the amount and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized substantially in accordance with such estimates. In addition, we have assumed, upon the advice of the Company and Great Plains, that the Proposed Asset Transaction will close prior to the close of the Proposed Transaction. Furthermore, upon the advice of the Company and Great Plains, we have assumed that the impact of the Proposed Asset Transaction has been reflected in the pro forma financial statements and projections of Great Plains and the financial impact of such transaction will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Great Plains and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Great Plains. We have further assumed, upon advice of the Company, that all governmental, regulatory or other consents or approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or Great Plains material to our analyses or would reduce the expected benefits of the Proposed Transaction in a manner material to our analyses. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Board of Directors

Aquila Inc.

February 6, 2007

In addition, we express no opinion as to the prices at which shares of (i) Company Common Stock or Great Plains Common Stock will trade at any time following the announcement of the Proposed Transaction or (ii) Great Plains Common Stock will trade at any time following the consummation of the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Total Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities that may arise out of our engagement. We have also performed certain investment banking services for the Company, Great Plains and Black Hills in the past for which we have received customary fees and we expect to perform certain investment banking services for Great Plains and Black Hills in the future for which we expect to receive customary fees. In the ordinary course of our business, we actively trade in the securities of the Company, Great Plains and Black Hills for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors of the Company in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

ANNEX C

Opinion of Evercore Partners, Financial Advisor to the Independent Members of the Board of Directors of Aquila

Evercore was formally engaged by the independent members of the board of directors of Aquila (which we refer to as the independent directors) pursuant to a letter agreement dated August 2, 2006. Evercore was asked to act as a financial advisor to the independent directors and render an opinion as to the fairness, from a financial point of view, of the proposed merger consideration to be received by the holders of Aquila common stock. At the meeting of Aquila’s board of directors on February 6, 2007, Evercore rendered its oral opinion, which was subsequently confirmed in writing as of the same date, that as of such date, and based upon and subject to the assumptions, qualifications and limitations discussed in its opinion, which are described below, the merger consideration of $1.80 in cash and 0.0856 of a share of Great Plains common stock per share of Aquila’s common stock to be received by Aquila shareholders, other than Great Plains or any of its subsidiaries, was fair, from a financial point of view, to such shareholders. Evercore notes that, at the time the Merger Agreement was signed, the merger consideration had an implied value of $4.54, in excess of the $4.50 implied value Evercore assumed in arriving at its fairness conclusion and in its supporting analyses.

The full text of Evercore’s opinion, dated February 6, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by it in rendering its opinion is attached as Exhibit 1 to this Annex C and is incorporated by reference herein. The summary of Evercore’s fairness opinion set forth as Exhibit 1 to this Annex C is qualified in its entirety by reference to the full text of the opinion. Shareholders should read this opinion carefully and in its entirety. The following is a summary of Evercore’s opinion and the methodology that Evercore used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Evercore’s advisory services and opinion were provided to the independent directors of Aquila, addresses only the fairness from a financial point of the merger consideration to be received by holders of Aquila’s common stock pursuant to the merger agreement, and does not address any other aspect of the merger. Evercore’s opinion does not address the underlying decision by Aquila to engage in the merger and does not constitute a recommendation to any shareholder of Aquila as to how such shareholder should vote with respect to the merger agreement.

In connection with rendering our opinion, we have, among other things:

(i)	Reviewed a draft of the Merger Agreement, dated February 5, 2007;
(ii)	Reviewed a draft of the Asset Sale Agreement, dated February 5, 2007;
(iii)	Reviewed a draft of the Partnership Interests Sale Agreement, dated February 5, 2007;
(iv)	Analyzed certain publicly available financial statements and other publicly available information relating to Aquila and its businesses that we deemed relevant to our analysis;
(v)	Analyzed certain financial statements and other non-publicly available financial and operating data relating to Aquila that were prepared by the management of Aquila and furnished to us;
(vi)	Analyzed certain financial projections relating to Aquila (the “Aquila Financial Projections”) that were prepared by the management of Aquila and furnished to us;
(vii)	Discussed the past and current operations, the Aquila Financial Projections, the current financial condition of Aquila and the future strategic benefits of the Merger with the management of Aquila;

(viii)	Analyzed certain publicly available financial statements and other publicly available information relating to Great Plains and its businesses that we deemed relevant to our analysis;
(ix)	Analyzed certain financial statements and other non-publicly available financial and operating data relating to Great Plains that were prepared by the management of Great Plains and furnished to us;
(x)	Analyzed certain financial projections relating to Great Plains (the “Great Plains Financial Projections”) that were prepared by the management of Great Plains and furnished to us;
(xi)

Discussed the past and current operations, the Great Plains Financial Projections, the current financial condition of Great Plains and the future strategic benefits of the Merger with the management of Great Plains;

(xii)	Compared the financial performance of both Aquila and Great Plains and their stock market trading multiples with that of certain other publicly-traded companies that we deemed relevant;
(xiii)	Compared the financial performance of both Aquila and Great Plains and the valuation multiples relating to the Merger with that of certain other transactions that we deemed relevant;
(xiv)	Reviewed the reported prices and trading activity of the shares of Aquila Common Stock and the shares of Great Plains Common Stock;
(xv)	Reviewed the amount and timing of the integration costs, cost savings and operating synergies estimated by Great Plains management to result from the Merger (the “Synergies”);
(xvi)	Reviewed detailed pro forma financial projections prepared by both Aquila and Great Plains; and
(xvii)	Performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate.

In addition, Evercore held discussions with certain members of the management of Aquila and Great Plains with respect to certain aspects of the merger, and the past and current business operations of Aquila and Great Plains, the financial condition and future prospects and operations of Aquila and Great Plains, the effects of the merger, including the estimated cost savings and related expenses, synergies and other strategic benefits expected to result from the merger, on the financial condition and future prospects of Great Plains and certain other matters Evercore believed necessary or appropriate to its inquiry.

For purposes of our analysis and opinion, Evercore has assumed and relied upon, without undertaking any responsibility for independent verification of, the accuracy and completeness of the information publicly available and the information that was furnished to Evercore by Aquila or Great Plains or supplied or otherwise made available to, discussed with or reviewed by Evercore and does not assume liability therefor. With respect to the Aquila Financial Projections and the Great Plains Financial Projections, Evercore has assumed that such financial projections have been reasonably prepared by the respective managements of Aquila and Great Plains on a basis reflecting the best currently available estimates of each management and each management's good faith judgments of the future competitive, operating and regulatory environments and related financial performance of Aquila and Great Plains respectively. In addition, Evercore has assumed that Great Plains’ management’s estimation of the Synergies provided to Evercore were reasonably calculated by Great Plains’ management, on bases reflecting the best currently available estimates and its good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the combined company. Evercore has further assumed that, in all material respects, such Aquila Financial Projections and Great Plains Financial Projections and the Synergies will be realized in the amounts and times indicated thereby. Evercore expresses no view as to the Aquila Financial Projections, the Great Plains Financial Projections, the Synergies or the assumptions on which they are based.

Evercore has neither made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of either Aquila or Great Plains, including real estate assets, nor has Evercore been furnished with any such appraisals. Evercore has assumed that all necessary governmental, regulatory or other consents and approvals that are required in connection with the merger will be obtained without any adverse effect on Aquila or Great Plains or on the expected benefits of the merger in any way meaningful to our analysis. In addition, Evercore has assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without material modification, waiver or delay. For purposes of Evercore’s analysis and opinion, Evercore has assumed that none of the merger agreement, the asset purchase agreement or the partnership interests purchase agreement will vary from the form of the draft of each such document reviewed by Evercore in any manner that is material to our opinion.

Evercore’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information and draft Merger Agreement, Asset Agreement and Partnership Interests Agreement made available to Evercore as of, the time at which it delivered its opinion. It should be understood that subsequent developments may affect this opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

In connection with rendering its opinion to the independent members of the Aquila Board of Directors, Evercore performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Fairness opinions are therefore not necessarily susceptible to partial analysis or summary description.

Accordingly, Evercore believes that the analyses it performed and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying the analyses performed by Evercore in connection with its opinion. In arriving at its opinion, Evercore did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Evercore arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and believes that the totality of the factors considered and analyses it performed in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the merger consideration to be received by Aquila’s shareholders in the proposed merger.

Evercore’s opinion and financial analyses were only one of many factors considered by the independent members of Aquila’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the independent members of Aquila’s board of directors or management with respect to the merger or the merger consideration received by Aquila’s shareholders.

Summary of Analyses

The following is a summary of the material financial analyses performed by Evercore in connection with providing its opinion to Aquila’s board of directors on February 6, 2007. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Historical Public Market Trading Levels Analysis

Evercore reviewed the closing share prices of Aquila common stock during the prior 2-year period as of February 1, 2007. The use of 1-year and 2-year incremental time periods is designed to capture the progression of the Company’s share price and isolate the effects of specific corporate or other events on share price performance. The table below illustrates the percentage of days Aquila common stock closed in specified share price ranges for each of those periods.

1-Year Days Traded Analysis		2-Year Days Traded Analysis
$3.00 - $3.50	0.0%	$3.00 - $3.50	8.4%
$3.50 - $4.00	16.8%	$3.50 - $4.00	46.5%
$4.00 - $4.50	45.0%	$4.00 - $4.50	26.0%
$4.50 - $5.00	38.2%	$4.50 - $5.00	19.1%

As shown above, the $4.50 implied merger consideration value exceeds Aquila’s closing price on approximately 81% of the days traded over the past two years and approximately 62% of the days traded over the past year (52-week closing share price range of $3.60 - $4.78).

Evercore reviewed the closing share prices of Great Plains common stock over various periods, each ending on February 1, 2007. The use of incremental time periods is designed to capture the progression of Great Plains’ share price and isolate the effects of specific corporate or other events on share price performance. The table below illustrates the percentage of days Great Plains common stock closed in specified share price ranges for each of those periods.

1-Year Days Traded Analysis		2-Year Days Traded Analysis
$27.00 - $28.50	37.8%	$27.00 - $28.50	24.1%
$28.50 - $30.00	14.5%	$28.50 - $30.00	20.8%
$30.00 - $31.50	22.1%	$30.00 - $31.50	31.5%
$31.50 - $33.00	25.6%	$31.50 - $33.00	23.5%

As shown above, the $31.62 Great Plains’ share price as of 02/01/07 was in the $31.50-$33.00 range which exceeded Great Plains’ share price trading in approximately 74% of the days traded over the past year and approximately 76% of the days traded over the past two years. Great Plains’ 52-week closing share price range was $27.33 - $32.80 as of 02/01/07.

Equity Research Analyst Price Targets

Evercore reviewed the most recent Wall Street equity research analyst per share price targets for Aquila’s common stock, which ranged from $4.35 - $5.00. Evercore noted that since Aquila does not provide earnings guidance, Wall Street coverage of Aquila is relatively limited, with only one major investment bank, Lehman Brothers, providing up-to-date research coverage with a price target of $4.50. This price target is comparable to the implied value of the merger consideration at the time of Evercore’s presentation to the independent members of the Board of Directors of Aquila.

Evercore reviewed the most recent Wall Street equity research analyst per share price targets for Great Plains common stock, which ranged from $26.00 - $31.00. These price targets compare to the Great Plains’ current share price of $31.62 as of 02/01/07.

Present Value of Equity Analysis

Evercore also calculated the present value of future earnings of Aquila and Great Plains’ internal management forecasts, respectively. This analysis applies a trailing twelve month market price-to-earnings multiple to the forecasted expected net income of a company. The resulting implied equity value is discounted by an appropriate cost of equity to 12/31/06. Where applicable, Evercore also included the present value of expected dividends discounted by an appropriate cost of equity to arrive at a present value of an expected total return.

Based on Aquila’s internal projected earnings as provided by management, Evercore arrived at the present value of the Aquila’s projected 2012E earnings. Aquila’s 2012E earnings were capitalized at a trailing twelve month (2006E) market multiple range (16.0x – 19.0x) and discounted back to 12/31/06 at Aquila’s cost of equity (12.0 - 14.0%) to derive an implied price per share ranging from $2.48 - $3.27, excluding the value of tax attributes, depending on what multiple and expected return on equity is applied. Evercore noted that the present value of equity range of management’s operational plan is less than the proposed implied merger consideration value of $4.50.

Using Great Plains’ internal projected earnings as provided by management, Evercore arrived at the present value of Great Plains’ projected 2011E earnings. Great Plains’ 2011E earnings was capitalized at a trailing twelve month (2006E) market multiple range (16.0x - 19.0x) and discounted back to 12/31/06 at Great Plains’ cost of equity (9.0 - 10.0%) to derive an implied price per share ranging from $32.55 - $38.99, depending on what multiple and expected return on equity is applied. Evercore noted that the present value of management’s operational plan is above Great Plains’ current share price.

Peer Group Trading Analysis

Evercore analyzed selected historical and projected operating information provided by both Aquila and Great Plains management, stock price performance data and Aquila and Great Plains respective valuation multiples and compared this data to that of selected publicly traded companies whose operations Evercore deemed to be similar to both Aquila and Great Plains’ operations for purposes of this analysis. Evercore used the earnings forecasts for these companies from publicly available financial information and, where appropriate, these earnings forecasts were adjusted to reflect a calendar year end for comparability purposes. For Aquila and Great Plains, earnings forecasts were based on Aquila and Great Plains’ respective management financial projections. In conducting its analysis, Evercore considered the trading multiples of the following selected peer group companies with similar financial, operational, growth, and risk profiles:

▪	DPL Inc.
▪	PNM Resources
▪	Idacorp
▪	OGE Energy
▪	Cleco Corporation
▪	Black Hills Corporation
▪	Westar Energy

▪	Pinnacle West Corporation

Evercore reviewed, among other things, the selected companies’ multiples of Enterprise Value (which means equity value plus indebtedness minus cash and cash equivalents plus liquidation of preferred stock and minority interest) to 2007E and 2008E estimated EBITDA (earnings before interest, taxes, depreciation and amortization), and Price to 2007E and 2008E earnings per share. The multiples are based on the closing stock prices of the companies on February 1, 2007.

The following table summarizes the analysis:

Company	Enterprise Value / 2007E EBITDA	Enterprise Value / 2008E EBITDA	Price / 2007E Earnings	Price / 2008E Earnings
DPL Inc.	9.7x	8.8x	18.9x	17.2x
PNM Resources	9.1	8.4	15.0	13.2
Idacorp	8.6	7.8	16.1	15.3
OGE Energy	8.4	8.6	16.3	16.7
Cleco	9.3	8.7	18.0	14.5
Black Hills	7.4	7.1	17.2	15.8
Westar Energy	7.6	7.2	16.0	16.7
Pinnacle West	7.5	7.1	15.5	14.8
Mean	8.5x	8.0x	16.6x	15.5x
Median	8.5x	8.1x	16.2x	15.5x

Using (i) the trading levels of these selected public companies, and (ii) the financial projections prepared by Aquila and Great Plains management, Evercore calculated a range of implied valuations of Aquila and Great Plains. Based on this analysis, Evercore estimated an implied trading value range for Aquila common stock of approximately $2.42 - $3.64 per share on an Enterprise Value / OPEBITDA multiple basis (EBITDA adjusted to exclude gain/loss on restructuring and other income/expense, as defined by Aquila management) and an implied trading value range for Aquila’s common stock of approximately $1.57 - $3.50 per share on a Price / Earnings multiple basis (both value ranges excluding the value of tax attributes), compared to the merger consideration value of $4.50. Based on this analysis, Evercore estimated an implied trading value range for Great Plains common stock of approximately $33.27 - $41.77 per share on an Enterprise Value / EBITDA multiple basis and an implied trading value range for Great Plains common stock of approximately $30.50 - $40.50 per share on a Price / Earnings multiple basis, compared to the closing trading value of Great Plains common stock of $31.62 on February 1, 2007.

Evercore noted that none of the selected comparable public companies are identical to Aquila or Great Plains. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments regarding differences in financial and operating characteristics of the comparable public companies and other factors that could affect the public valuation of the comparable public companies, as well as that of Aquila and Great Plains. In addition, Evercore noted that Aquila’s 2006E and 2007E OPEBITDA margins of approximately 13% and 14%, respectively, are below the EBITDA margins of selected peers and selected large capitalization utilities of approximately 26% and 28%, respectively. Accordingly, Evercore believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the peer group company analysis. Evercore also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Aquila and Great Plains relative to the companies included in the peer group company analysis and other factors that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis, which involved applying selected implied market multiples to Aquila and Great Plains financial metrics, respectively.

Selected Precedent Transaction Analysis

Evercore reviewed and analyzed selected merger and acquisition transactions involving companies that Evercore judged to be similar in some respects to the proposed transactions as they occurred in industry sectors consistent with Aquila’s operations and overall business. Evercore reviewed, among other things, the ratio of the companies’ enterprise value implied in the respective transactions to their latest twelve months (pre-acquisition) EBITDA, referred to in this summary as “LTM EBITDA.” Evercore reviewed selected completed transactions in the Integrated Utilities sector since 2000.

In conducting its analysis, Evercore considered the implied transaction multiples of the following selected precedent transactions in the Integrated Utility sector since 2000:

Date Announced	Acquiror	Target
09/15/06	Dynegy	LS Power Corp
07/05/06	Macquarie Infrastructure	Duquesne Light
04/26/06	Babcock & Brown	NorthWestern
02/27/06	National Grid Transco plc	KeySpan Corporation
02/16/06	National Grid	New England Gas Co, Rhode Island Assets
12/19/05	FPL Group Inc.	Constellation Energy Group Inc.
10/02/05	NRG Energy Inc.	Texas Genco LLC
06/30/05	Montana Public Power Inc.	NorthWestern Corp.
05/24/05	MidAmerican Energy Holdings Co.	PacifiCorp
05/09/05	Duke Energy	Cinergy
12/17/04	Exelon Corp	Public Service Enterprise Group
07/25/04	PNM Resources	TNP Enterprises
02/03/04	Ameren Corp.	Illinois Power Co. & 20% of EEI
01/13/04	Black Hills Corporation	Cheyenne Light, Fuel & Power (Xcel)
04/29/02	Ameren Corp.	CILCORP (A&S)

10/02/00	NorthWestern Corp.	Montana Power Co.
07/17/00	AES Corp	Ipalco Enterprises
02/28/00	PowerGen	LG&E Energy

The following table summarizes the selected precedent transaction analysis:

Median Transaction Multiples Since 2000
Enterprise Value / LTM EBITDA
Selected Integrated Utilities	9.7x
Selected Valuation Multiple Range	9.0 – 10.0x

Based on its valuation analysis of precedent transactions, and taking into consideration Aquila’s historical financial results and business segment mix, Evercore estimated an implied trading value range for Aquila common stock of approximately $3.14 - $3.79 per share (excluding the value of tax attributes) based on a 9.0 - 10.0x LTM OPEBITDA multiple, compared to the implied merger consideration value of $4.50.

Discounted Cash Flow Analysis

Evercore calculated the estimated present value of Aquila and Great Plains’ future unlevered cash flows for the six years ending December 31, 2012 and the five years ending December 31, 2011, respectively, based on the financial projections prepared by each of Aquila and Great Plains’ managements, respectively.

Evercore then calculated a range of terminal values based on LTM multiples of 7.25x - 8.25x projected OPEBITDA (EBITDA adjusted to exclude gain/loss on restructuring and other income/expense, as defined by Aquila) and EBITDA (earnings before interest, taxes, depreciation and amortization) in 2012 and 2011 for Aquila and Great Plains, respectively. The terminal EBITDA multiple range was based on both current public and private market-based valuations. The present value of the future cash flows (mid-year convention) and terminal values were discounted using a range of discount rates of 7.5% - 9.5% and 7.0% - 8.0% for Aquila and Great Plains, respectively. The discount rate range was determined based on estimates of Aquila and Great Plains’ appropriate weighted average cost of capital, respectively. Evercore then adjusted for Aquila’s 12/31/06 market value of debt, anticipated debt defeasement, 12/31/06 expected cash balance, and net cash proceeds from the sale of Kansas electric to Mid-Kansas Electric Company announced on September 21, 2005, to arrive at an equity value range. In arriving at an equity value range for Great Plains, Evercore adjusted for Great Plains’ 12/31/06 debt, cash, and preferred stock.

Given Aquila’s estimated net operating loss (NOL) balance, as provided by the Company, Evercore also estimated the value of Aquila’s NOL tax attributes as of 12/31/06, adjusted for reserves for contingent tax liabilities. Evercore calculated the present value of Aquila’s future expected cash tax savings from the application of Aquila’s NOL balance against Aquila’s expected future earnings, as provided by the Company, at a fully-taxed rate of 38.8% and assuming a cost of equity of 13.0%. Evercore estimated Aquila’s cost of equity range based on the capital asset pricing model and an appropriate estimate of Aquila’s beta, which is a statistical measure of the relative volatility of a company’s stock relative to the market as a whole.

Evercore compared a range of implied equity values per share for Aquila’s common stock of $2.05 - $3.39 per share excluding the value of NOLs, and $2.50 - $3.86 per share including the value of NOLs, respectively, to the implied merger consideration value of $4.50 per share.

Evercore compared a range of implied equity values per share for Great Plains’ common stock to the current share price of Great Plains’ common stock. Based on its discounted cash flow analysis, Evercore estimated an implied value range for Great Plains’ common stock of approximately $28.44 - $37.86 per share, compared to the current share price of Great Plains’ common stock of $31.62.

While discounted cash flow analysis is a widely used valuation methodology, it necessarily relies on numerous assumptions, including assets and earnings growth rates, terminal values and discount rates. Thus, it is not necessarily indicative of Aquila or Great Plains’ actual, present or future value or results, which may be significantly more or less favorable than suggested by such analysis.

Exchange Ratio Analysis

Evercore reviewed the respective implied exchange ratios of the various aforementioned valuation analyses performed (i.e., Trading History, Analyst Price Target, Present Value of Equity, Peer Group Trading Analysis, and Discounted Cash Flow Analysis). These implied exchange ratios were calculated by dividing the calculated equity value per share of Aquila common stock from each valuation analysis by the calculated equity value per share of Great Plains common stock multiplied by 60%, which is the stock percentage of the total merger consideration. The implied stock exchange ratio range per share by each valuation analysis is summarized below:

	Implied Stock Exchange Ratio per Share
	Low	High
52-week Closing Trading Price	0.0659x	0.1049x
Equity Research Analyst Price Target	0.0659	0.1154
Present Value of Equity Analysis (16.0x-19.0x LTM P/E Range)	0.0381	0.0603
Selected Peer Group Trading Analysis (’07 and ’08 OPEBITDA Multiples)	0.0348	0.0656
Selected Peer Group Trading Analysis (’07 and ’08 P/E Multiples)	0.0257	0.0630
Discounted Cash Flow Analysis (7.25-8.25x LTM Exit OPEBITDA Multiple)	0.0395	0.0815
Merger Consideration	0.0856x

Evercore noted that the merger consideration implied stock exchange ratio per share of 0.0856x exceeded all implied stock exchange ratio per share ranges calculated from Evercore’s valuation analyses. Furthermore, Evercore noted that the implied stock exchange ratio per share derived from market-driven metrics, closing trading prices and equity research analyst price targets, necessarily included Aquila stock’s price appreciation resulting from published public speculation of a potential sale of the Company.

Pro Forma Analysis

Analysis of Merger Impact on Earnings

In order to evaluate the estimated ongoing impact of the merger, Evercore analyzed the pro forma impact of the merger on Great Plains’ estimated earnings per common share for years 2008, 2009, 2010 and 2011, after giving effect to potential cost and revenue synergies, as provided by Aquila and Great Plains’ respective managements, related to the merger. Evercore’s valuation analyses assumed pro forma combined assumptions of potential synergies, rate case filings on Aquila’s Missouri business, regulatory amortization treatment of Aquila’s Iatan investment, and a revised forecast of capital expenditures. Evercore estimated that based on the assumptions described above, the pro forma impact of the transaction on the cash earnings of Great Plains would be modestly accretive in each year beginning in 2008. The financial forecasts that underline this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

General

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Evercore. In arriving at its fairness determination, Evercore considered the results of all these constituent analyses and did not attribute any particular weight to any particular factor or analysis considered by it; rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Certain of Evercore’s analyses are based upon forecasts of future results and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Evercore. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Evercore performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Evercore considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Evercore believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Evercore’s analysis and opinion. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of Aquila or Great Plains or their common stock. In performing its analyses, Evercore made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of Evercore, Aquila or Great Plains. Any estimates contained in the analysis of Evercore are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Evercore of the fairness of the consideration to be received by holders of shares of Aquila common stock pursuant to the merger agreement from a financial point of view, and were prepared in connection with the delivery by Evercore of its opinion on February 6, 2007 to Aquila’s board of directors. The merger consideration was determined through arm’s-length negotiations between Aquila and Great Plains and was approved by Aqulia’s board of directors. Evercore provided advice to Aquila during these negotiations. Evercore did not, however, recommend any specific merger consideration to Aquila or that any specific merger consideration constituted the only appropriate merger consideration for the merger.

Evercore is an internationally recognized investment banking and advisory firm. Evercore, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for corporate, estate and other purposes. In the ordinary course of its business, Evercore and its affiliates may from time to time trade in the securities or the indebtedness of Aquila, Great Plains and their affiliates or any currencies or commodities (or derivative thereof) for its own account, the accounts of investment funds and other clients under the management of Evercore and for the accounts of its customers and accordingly, may at any time hold a long or short position in such securities, indebtedness, currencies or commodities (or derivative thereof) for any such account. In the past, Evercore and its affiliates have provided financial advisory services for Aquila and have received fees from Aquila for the rendering of these services.

Pursuant to the terms of an engagement letter, Aquila has agreed to pay Evercore an opinion fee and a customary transaction fee, $1.50 million and $1.79 million, respectively, the latter of which is contingent upon the consummation of the merger. Aquila has also agreed to reimburse Evercore for its fees and expenses incurred in performing its services. In addition, Aquila has agreed to indemnify Evercore and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Evercore or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Evercore’s engagement and any related transactions.

Indepdent Members of the Board of Directors

Aquila, Inc.

February 6, 2007

E V E R C O R E G R O U P L. L.C

February 6, 2007

Independent Members of the Board of Directors

Aquila, Inc.

20 West Ninth Street

Kansas City, Missouri 64105

Independent Members of the Board of Directors:

We understand that Aquila, Inc., a Delaware corporation (“Aquila”), proposes to enter into an Agreement and Plan of Merger by and among Aquila, Great Plains Energy Incorporated, a Missouri corporation (“Great Plains”), Gregory Acquisition Corp., a newly formed Delaware corporation and a wholly-owned subsidiary of Great Plains (“Merger Sub”), and Black Hills Corporation, a South Dakota company (“Black Hills”), dated as of February 6, 2007 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Aquila, with Aquila surviving as a wholly-owned subsidiary of Great Plains (the “Merger”). Pursuant to the Merger, each outstanding share of common stock, par value $1.00 per share, of Aquila (the “Aquila Common Stock”), except for shares of Aquila Common Stock that, immediately prior to the consummation of the Merger, are owned by Great Plains, Aquila or any of their respective subsidiaries, will be converted into the right to receive (i) cash in the amount of $1.80, without interest (the “Per Share Cash Consideration”) and (ii) a fraction of a share of common stock, without par value, of Great Plains (the “Great Plains Common Stock”) equal to 0.0856x (“Per Share Stock Consideration” and, together with the Per Share Cash Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

We also understand that Aquila proposes to enter into an Asset Purchase Agreement among Aquila, Black Hills, Great Plains and Merger Sub, dated as of February 6, 2007 (the “Asset Agreement”), which provides for, simultaneously with the consummation of the Merger and as a condition precedent thereto, the sale of the Purchased Assets by Aquila to Black Hills together with the assumption of the Assumed Obligations by Black Hills (each as defined in the Asset Agreement and, collectively, the “Assets”) for consideration of $600 million in cash (the “Asset Transaction”). Such consideration is subject to adjustment as set forth in the Asset Agreement.

We further understand that Aquila proposes to enter into a Partnership Interests Purchase Agreement among Aquila, Aquila Colorado, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Aquila (“Limited Partner”), Black Hills, Great Plains and Merger Sub, dated as of February 6, 2007 (the “Partnership Interests Agreement”), which provides for, simultaneously with the consummation of the Merger and as a condition precedent thereto, the sale of the Company Interests (as defined in the Partnership Interests Agreement) by Aquila and Limited Partner to Black Hills for consideration of $340 million in cash (the “Partnership Interests Transaction”). Such consideration is subject to adjustment as set forth in the Partnership Interests Agreement.

You have asked us whether, in our opinion, the Merger Consideration to be received pursuant to the Merger by the holders of Aquila Common Stock is fair, from a financial point of view as of the date hereof, to such shareholders.

In connection with rendering our opinion, we have, among other things:

Indepdent Members of the Board of Directors

Aquila, Inc.

February 6, 2007

(i)	Reviewed a draft of the Merger Agreement, dated February 5, 2007;
(ii)	Reviewed a draft of the Asset Agreement, dated February 5, 2007;
(iii)	Reviewed a draft of the Partnership Interests Agreement, dated February 5, 2007;
(iv)	Analyzed certain publicly available financial statements and other publicly available information relating to Aquila and its businesses that we deemed relevant to our analysis;
(v)	Analyzed certain financial statements and other non-publicly available financial and operating data relating to Aquila that were prepared by the management of Aquila and furnished to us;
(vi)	Analyzed certain financial projections relating to Aquila (the “Aquila Financial Projections”) that were prepared by the management of Aquila and furnished to us;
(vii)	Discussed the past and current operations, the Aquila Financial Projections, the current financial condition of Aquila and the future strategic benefits of the Merger with the management of Aquila;
(viii)	Analyzed certain publicly available financial statements and other publicly available information relating to Great Plains and its businesses that we deemed relevant to our analysis;
(ix)	Analyzed certain financial statements and other non-publicly available financial and operating data relating to Great Plains that were prepared by the management of Great Plains and furnished to us;
(x)	Analyzed certain financial projections relating to Great Plains (the “Great Plains Financial Projections”) that were prepared by the management of Great Plains and furnished to us;
(xi)

Discussed the past and current operations, the Great Plains Financial Projections, the current financial condition of Great Plains and the future strategic benefits of the Merger with the management of Great Plains;

(xii)	Compared the financial performance of both Aquila and Great Plains and their stock market trading multiples with that of certain other publicly-traded companies that we deemed relevant;
(xiii)	Compared the financial performance of both Aquila and Great Plains and the valuation multiples relating to the Merger with that of certain other transactions that we deemed relevant;
(xiv)	Reviewed the reported prices and trading activity of the shares of Aquila Common Stock and the shares of Great Plains Common Stock;
(xv)	Reviewed the amount and timing of the integration costs, cost savings and operating synergies estimated by Great Plains management to result from the Merger (the “Synergies”);

Indepdent Members of the Board of Directors

Aquila, Inc.

February 6, 2007

(xvi)	Reviewed detailed pro forma financial projections prepared by both Aquila and Great Plains; and,
(xvii)	Performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any responsibility for independent verification of, the accuracy and completeness of the information publicly available and the information that was furnished to us by Aquila or Great Plains or supplied or otherwise made available to, discussed with or reviewed by us and do not assume liability therefor. With respect to the Aquila Financial Projections and the Great Plains Financial Projections, we have assumed that such financial projections have been reasonably prepared by the respective managements of Aquila and Great Plains on a basis reflecting the best currently available estimates of each management and each management's good faith judgments of the future competitive, operating and regulatory environments and related financial performance of Aquila and Great Plains respectively. In addition, we have assumed that Great Plains’ management’s estimation of the Synergies provided to us were reasonably calculated by Great Plains’ management, on bases reflecting the best currently available estimates and its good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the combined company. We have further assumed that, in all material respects, such Aquila Financial Projections and Great Plains Financial Projections and the Synergies will be realized in the amounts and times indicated thereby. We express no view as to the Aquila Financial Projections, the Great Plains Financial Projections, the Synergies or the assumptions on which they are based.

We have neither made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of either Aquila or Great Plains, including real estate assets, nor have we been furnished with any such appraisals. We have assumed that all necessary governmental, regulatory or other consents and approvals that are required in connection with the Merger will be obtained without any adverse effect on Aquila or Great Plains or on the expected benefits of the Merger in any way meaningful to our analysis. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay. For purposes of our analysis and opinion, we have assumed that none of the Merger Agreement, the Asset Agreement or the Partnership Interests Agreement will vary from the form of the draft of each such document reviewed by us in any manner that is material to our opinion.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information and draft Merger Agreement, Asset Agreement and Partnership Interests Agreement made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Aquila Common Stock and does not address Aquila’s underlying business decision to effect the Merger. We express no opinion or recommendation as to how the stockholders of Aquila should vote at the stockholders’ meeting to be held in connection with the Merger or any of the transactions contemplated thereby.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Aquila Common Stock pursuant to the Merger. We express no opinion as to the fairness of any of the transactions contemplated by the Asset Agreement or the Partnership Interests Agreement. We express no opinion herein as to the price at which the shares of Aquila Common Stock or the shares of Great Plains Common Stock will trade at any future time.

Indepdent Members of the Board of Directors

Aquila, Inc.

February 6, 2007

We have acted as financial advisor to the Independent Members of the Board of Directors of Aquila in connection with the Merger and will receive a fee for our services upon the rendering of this opinion. We will receive an additional fee that is conditioned on the consummation of the Merger. Aquila has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. In the past, Evercore Group L.L.C. and its affiliates have provided financial advisory services to Aquila and have received fees for the rendering if these services.

It is understood that this letter and the opinion expressed herein is for the information and benefit of the Independent Members of the Board of Directors of Aquila in connection with its consideration and for purposes of its evaluation of the Merger and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Aquila is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Merger Consideration to be received by the holders of Aquila Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such shareholders.

Very truly yours,

Evercore Group L.L.C.

By:_____________________________

William O. Hiltz
Senior Managing Director